UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016.

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from______ to ______
Commission File Number 1-13699
RAYTHEON SAVINGS AND INVESTMENT PLAN
(Full title of the plan)
RAYTHEON COMPANY
(Name of issuer of the securities held pursuant to the plan)
870 WINTER STREET, WALTHAM, MASSACHUSETTS 02451
(Address of issuer’s principal executive offices)

Raytheon Savings and Investment Plan
Financial Statements and Supplemental Schedule
To Accompany 2016 Form 5500
Annual Report of Employee Benefit Plan
Under Employee Retirement Income Security Act of 1974
December 31, 2016 and 2015

Raytheon Savings and Investment Plan
Table of Contents to Financial Statements and Supplemental Schedule
December 31, 2016 and 2015

* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator of Raytheon Savings and Investment Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Raytheon Savings and Investment Plan (the “Plan”) at December 31, 2016 and December 31, 2015, and the changes in net assets available for benefits for the year ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental schedule of assets (held at end of year) at December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the schedule of assets (held at end of year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
June 14, 2017

Raytheon Savings and Investment Plan
Statements of Net Assets Available for Benefits
December 31, 2016 and 2015

	2016	2015
Assets
Total investments at fair value (Notes 2 and 3)	$14,073,012,671	$12,961,239,315

Fully benefit-responsive investment contracts at contract value (Note 4)	1,844,304,082	1,666,208,119

Receivables
Notes receivable from participants	216,286,658	220,276,490
Receivables for securities sold	14,721,892	99,143
Accrued investment income and other receivables	22,106,089	22,324,941
Total receivables	253,114,639	242,700,574

Total assets	16,170,431,392	14,870,148,008
Liabilities
Payable for securities purchased	26,140,345	5,655,844
Accrued investment expenses and other payables	1,536,261	2,019,569
Total liabilities	27,676,606	7,675,413

Net assets available for benefits	$16,142,754,786	$14,862,472,595

The accompanying notes are an integral part of these financial statements.

Raytheon Savings and Investment Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2016

2016
Additions to net assets attributable to:

Net appreciation of investments (Notes 2 and 3)	$1,019,482,690
Interest and dividends	236,176,486
Interest income on notes receivable from participants (Note 2)	7,378,368
Other revenue (Note 5)	12,746

Contributions
Employee contributions	726,545,106
Employer contributions	285,761,674
1,012,306,780
Total additions	2,275,357,070

Deductions from net assets attributable to:

Distributions to participants	$1,031,130,594
Administrative expenses	9,843,050
Total deductions	1,040,973,644

Increase in net assets prior to plan mergers	1,234,383,426
Transfers in from affiliate benefit plans (Note 1)	45,898,765
Increase in net assets available for benefits	1,280,282,191
Net assets, beginning of year	14,862,472,595
Net assets, end of year	$16,142,754,786

The accompanying notes are an integral part of these financial statements.

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2016 and 2015

1. Description of Plan

The following description of the Raytheon Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

General
The Plan is a defined contribution plan covering the majority of employees of Raytheon Company (the “Company” or the “Plan Sponsor”). Most employees are immediately eligible to enroll in the Plan on the first day of service. The purpose of the Plan is to provide participants with a tax-effective means of meeting both short-term and long-term investment objectives. The portion of the Plan that is invested in Raytheon Company common stock is an employee stock ownership plan (“ESOP”) that is intended to constitute a stock bonus plan as defined in the Internal Revenue Code of 1986 (the “Code”) and that includes a cash or deferred arrangement. The remaining portion of the Plan is a profit-sharing plan that includes a cash or deferred arrangement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan's investments are held in the Raytheon Savings and Investment Plan Trust (the “Trust”).

Raytheon Blackbird Technologies, Inc. is a wholly-owned subsidiary of the Plan Sponsor. Raytheon Blackbird Technologies, Inc.'s employees became eligible to participate in the Plan on January 1, 2016. The Blackbird Technologies, Inc. 401(k) Plan (“Blackbird Plan”) was merged into the Plan on December 20, 2016, resulting in the transfer of $45,898,765 into the Plan.

In 2016, Thales-Raytheon Systems Company LLC (“TRS”) - a joint venture in which the Company held an interest (but which was not part of the Company controlled group of businesses) - terminated the Section 401(k) plan that it sponsored, the Thales-Raytheon Savings and Investment Plan (“TRS Plan”). Subsequently in 2016, the Company acquired the remaining interests in TRS, which was then renamed  Raytheon Command and Control Solutions LLC (“RCCS”). In connection with the liquidation of, and distribution of assets from, the terminated TRS Plan, participants in the terminated TRS Plan who became employees of RCCS were eligible to elect to roll over the distribution of their accounts in the TRS Plan to the Plan as a rollover contribution. Those rollover contributions from the terminated TRS Plan to the Plan (a total of $74,789,618 of rollover contributions), occurred in 2016 and are reflected as part of Employee Contributions in the Statement of Changes in Net Assets Available for Benefits.

Contributions and Deferrals
Eligible employees may contribute to the Plan up to 50% of their compensation, as defined in the Plan document. The Code limits eligible compensation the Plan may take into account to $265,000 for the 2016 plan year. Employee contributions, including rollovers, are invested based on participant investment elections. For 2016, the annual employee pretax elective deferral contributions for a participant cannot exceed $18,000, except for catch-up contributions. Participants also may make after tax contributions, but total employee (pretax and after tax) contributions and employer contributions may not exceed $53,000 for the 2016 plan year, except for catch-up contributions. A participant who is eligible to make elective pretax contributions and is at least age 50 by the end of 2016 may make pretax catch-up contributions up to $6,000. Participants may also make after tax Roth 401(k) contributions, which are aggregated with pretax contributions for purposes of the limits on contributions.

For most employees hired after December 31, 2009, for the first five consecutive years of service, the Company matches 100% of the first 3% of eligible compensation that a participant contributes to the Plan each pay period. After the first five consecutive years of service, the Company matches 100% of the first 4% of eligible compensation. For most employees hired before January 1, 2010, the Company matches 100% of the first 4% of eligible compensation that a participant contributes to the Plan each pay period. Matching Company contributions are made in cash and are invested based on the investment allocation elected by each participant.

Eligible employees hired or rehired on or after January 1, 2007 participate in the Retirement Income Savings Program (“RISP”) (subject to the terms of any applicable collective bargaining agreements), in addition to having the right to participate in the other features of the Plan. Most employees hired after December 31, 2009 have a one-year waiting period for participation in RISP. Under RISP, the Company contributes a percentage of each RISP-eligible participant's compensation to the participant's

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2016 and 2015

RISP account in the Plan. The percentage contribution varies according to a schedule based on the participant's age at the most recent date of hire, years of service since the most recent date of hire and whether the participant was hired after December 31, 2009.

Participants may invest contributions in increments of 1% in any combination of investment options available, subject to percentage limitations applicable to some funds. The investment options range from investments with an emphasis on preservation of capital to equity investments with an emphasis on capital gains. The underlying investments include investment contracts, registered investment companies, common collective trusts, Raytheon Company common stock, fixed income securities and other investments including a self-directed brokerage account.

Participant Accounts
Each participant account is credited with the participant's contributions, the Company's contributions and an allocation of Plan earnings (losses). The allocation of Plan earnings (losses) is based on the participant account's balance and investment option allocation. Expenses payable by the Plan are charged to participant accounts or paid from the forfeiture account.

Participants are not permitted to make a direct exchange from the Raytheon Fixed Income Fund (the “Fixed Income Fund”), a stable value fund specifically managed for the Plan, into a "competing" fund (such as a money market fund). Investors who wish to move money from the Fixed Income Fund to a "competing" fund must first make an exchange from the Fixed Income Fund to a non-competing fund for 90 days. After 90 days, participants may exchange from a non-competing fund into a competing fund.

Vesting
With the exception of RISP participants and certain union groups, all employee and most employer contributions including ESOP contributions and earnings (losses) thereon are immediately 100% vested for each participant who performs an hour of service on or after January 1, 1999. Most RISP participants become 100% vested in the employer RISP contributions after three years of service. Forfeitures of the non-vested portions of terminated participants' accounts are available to reduce Company contributions and pay administrative expenses. At December 31, 2016 and 2015, unallocated Plan forfeitures were $1,098,591 and $65,997, respectively. During 2016, the total amount of forfeitures were $2,987,795.

Notes Receivable from Participants
A participant may borrow a portion of the balance in the participant's account, other than the RISP account, subject to certain restrictions. The maximum amount of a loan is the lesser of one-half of the participant's vested account balance or $50,000, minus the participant's highest outstanding loan balance over the previous 12 months. The minimum loan is $500. Loans are secured by the balance in the participant's account and bear interest equal to the prime rate published in The Wall Street Journal on the last business day of the calendar quarter preceding the calendar quarter in which the loan is made. Loans must be repaid over a period of up to five years, except that if the loan is used to acquire the participant's principal residence, the repayment period may extend up to 15 years. Loan payments and interest payments are credited to the participant's account in the investment options according to the participant's current investment election. As of December 31, 2016 and 2015, the interest rates on the outstanding loans ranged from 3.25% to 9.50%.

Payment of Benefits
A participant may make certain in-service withdrawals including all or a portion of participant after tax contributions and related earnings at any time and all or a portion of participant contributions, employer contributions and related earnings upon attainment of age 59 1/2. For reasons of financial hardship, a participant may withdraw all or a portion of participant pretax contributions and related earnings subject to a reduction in the maximum participant pretax contribution rate for the next six months. Participants who have participated in the Plan for five years or more may take withdrawals of their company matching contributions. On termination of employment, a participant will receive a lump-sum distribution unless the vested account is valued in excess of $1,000 and the participant elects to defer distribution. Otherwise, a terminated participant will receive statutory distributions on April 1 of the year following the year in which the participant reaches the age of 70 1/2 and may defer any remaining distributions until the participant's death.

Participants who have investments in the Raytheon Stock Fund which is primarily comprised of Raytheon Company common stock may elect to reinvest dividends within the Plan or, if vested, receive dividends in cash. Any dividends received in cash by participants will be subject to taxes in the year of receipt. Of the $41,940,855 in dividends earned by the Plan in 2016, $913,406 was received in cash by participants who elected the cash payment option.

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2016 and 2015

2. Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from the estimates included in the financial statements.

Investment Valuation and Income Recognition
Fully benefit-responsive investment contracts (FBRICs) are reported at contract value, which is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in FBRICs through the Fixed Income Fund.

Plan investments, other than FBRICs, are stated at fair value. See Note 3 for discussion of fair value measurements.

Security transactions are recorded on the trade date. Payables and receivables for outstanding purchases and sales represent trades which have occurred but have not yet settled and are recorded on the statements of net assets available for benefits.

Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, excluding FBRICs, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued interest. No allowance for credit losses have been recorded as of December 31, 2016 or 2015. Delinquent participant loans are classified as distributions based upon the terms of the plan document.

Payment of Benefits
Benefits are recorded when paid.

Administrative Expenses
Expenses of administering the Plan such as loan processing, legal fees and other administrative fees are charged directly or indirectly to participant accounts. Those expenses of administering the Plan that are not charged to participant accounts are paid by the forfeiture account or by the Company.

Subsequent Events
The Plan has evaluated subsequent events through the time of filing this Form 11-K with the Securities and Exchange Commission.

Prior to January 1, 2016, Raytheon Sensintel, Inc. was a wholly-owned subsidiary of the Plan Sponsor. Raytheon Sensintel, Inc. was merged into the Plan Sponsor on January 1, 2016, and on that date Raytheon Sensintel, Inc.'s employees became employees of the Plan Sponsor and became eligible to participate in the Plan. The Sensintel, Inc. 401(k) Plan was merged into the Plan on May 12, 2017, resulting in the transfer of $832,082 into the Plan.

Accounting Standards
In May 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2015-07 "Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)." For all investments for which fair value is measured using the net asset value per share practical expedient, ASU 2015-07 removes the

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2016 and 2015

requirement to make certain disclosures and to categorize them within the fair value hierarchy. The new standard is preferable for disclosure as it removes inconsistency of the leveling of certain investments.

These disclosure changes are required for annual reporting periods beginning after December 15, 2015, and interim periods within those annual periods. The Plan's financial statements reflect the adoption, including the retrospective application, as allowed by the accounting standard. The adoption of this standard did not result in a material change to the presentation of the financial statements as a whole.

3. Fair Value Measurements

The accounting standard for fair value measurements provides a framework for measuring fair value and requires expanded disclosures regarding fair value measurements. Fair value is defined as the price that would be received for an asset or the exit price that would be paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. This accounting standard established a fair value hierarchy, which requires an entity to maximize the use of observable inputs, where available. The following summarizes the three levels of inputs required:

Level 1:	Quoted prices in active markets for identical assets or liabilities.
Level 2:
Observable inputs, other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or that we corroborate with observable market data for substantially the full term of the related assets or liabilities.

Level 3:	Unobservable inputs supported by little or no market activity that are significant to the fair value of the assets or liabilities.

A financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value.

Following is a description of valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.

Investments in registered investment companies are valued at the closing net asset value reported on the last business day of the year. Investments in securities (common stocks) traded on a national securities exchange are valued at the exchange traded close.

The self-directed brokerage account is reported as a single type investment. Investments in the self-directed brokerage account consist of registered investment companies and exchange traded funds. These investments are valued in line with the fair value measurement levels described above.

The Plan invests in common collective trusts ("CCT") which are valued at the net asset value ("NAV") of the CCT. The NAV, as provided by the investment manager or custodian, is net of fees and is based on the fair value of the underlying investments held by the CCT less its liabilities. Participant transactions (purchases and sales) may occur daily. If the Plan were to initiate a full redemption of the CCT, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

For the years ended in December 31, 2016 and December 31, 2015, there were no transfers between levels.

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2016 and 2015

The following tables set forth the investment assets of the Plan that were measured at fair value on a recurring basis by level within the fair value hierarchy.

	Fair Value of Investment Assets as of 12/31/2016
	Total	Level 1	Level 2	Level 3	Not Subject To Leveling (1)

Registered investment companies	$5,985,917,538	$5,985,917,538	$—	$—	$—
Self-directed brokerage account	528,817,922	528,817,922	—	—	—
Raytheon Company common stock	1,622,194,652	1,622,194,652	—	—	—
Common collective trusts	5,936,082,559	—	—	—	5,936,082,559
Total investments at fair value	$14,073,012,671	$8,136,930,112	$—	$—	$5,936,082,559

(1) In accordance with Subtopic 820-10, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

	Fair Value of Investment Assets as of 12/31/2015
	Total	Level 1	Level 2	Level 3	Not Subject To Leveling (1)

Registered investment companies	$5,613,215,935	$5,613,215,935	$—	$—	$—
Self-directed brokerage account	495,413,917	495,413,917	—	—	—
Raytheon Company common stock	1,475,053,616	1,475,053,616	—	—	—
Common collective trusts	5,377,555,847	—	—	—	5,377,555,847
Total investments at fair value	$12,961,239,315	$7,583,683,468	$—	$—	$5,377,555,847

(1) In accordance with Subtopic 820-10, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

4. Fully Benefit-Responsive Investment Contracts (FBRICs)

For the plan year ended December 31, 2016 and 2015, the Plan included the Fixed Income Fund, which holds FBRICs issued by American General Life Insurance Company, JP Morgan Chase Bank, Prudential Insurance Company of America and State Street Bank and Trust Company in both 2016 and 2015. Bank of Tokyo-Mitsubishi and Transamerica were added in 2016. These FBRICs are collectively referred to as the “FBRIC Providers”.

The FBRICs make up the Synthetic Guaranteed Investment Contracts ("Synthetic GICs") and are designed to decrease volatility by providing the Fixed Income Fund with the ability to execute certain participant transactions at contract value through the use of FBRICs. Under the FBRICs, there is no immediate recognition of gains and losses on the Fixed Income Fund's investments. Instead gains and losses are recognized over time by periodically adjusting the interest rates credited to the Fixed Income Fund. This allows the Fixed Income Fund to credit a fixed interest rate for stated periods of time on investments which are subject to FBRICs.

Income from the FBRICs is reported net of administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value with certain restrictions related to the transfer of funds into a competing investment option. The Plan considers such factors as the benefit responsiveness of the investment contracts, the

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2016 and 2015

ability of the parties to the contracts to perform in accordance with the terms of the contracts and the likelihood of default by an issuer of an investment security in evaluating the components of the FBRICs.

The FBRICs accrue interest using a formula embedded in the contract called the “crediting rate.” The FBRICs use the crediting rate formula to convert market value changes in the FBRICs assets into income distributions in order to minimize the difference between the market and contract value of the FBRICs assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the Fixed Income Fund's current market value at the Fixed Income Fund's current yield to maturity for a period equal to the Fixed Income Fund's duration. The crediting rate is the discount rate that equates estimated future market value with the Fixed Income Fund's current contract value. The crediting rate is most impacted by the change in the annual effective yield to maturity of the underlying securities, but is also affected by the differential between the contract value and the market value of the wrapped investments. The difference is amortized over the duration of the investments. The magnitude of the impact of the contract value and the market value differential to the crediting rate is affected by the length of time between the reset period and the duration of the investments. Crediting rates are reset monthly. The FBRICs provide a guarantee that the crediting rate will not fall below 0%. Events disqualifying an underlying investment from being wrapped include, but are not limited to, bankruptcy, default or restricted liquidity of the security issuer.

The crediting rate, and hence the Fixed Income Fund's return, may be affected by many factors, including purchases and redemptions by participants. The precise impact on the Fixed Income Fund depends on whether the market value of the wrapped assets is higher or lower than the contract value of those assets. If the Fixed Income Fund experiences significant redemptions when the market value is below the contract value, the Fixed Income Fund's yield may be reduced significantly, to a level that is not competitive with other investment options. This may result in additional redemptions, which would tend to lower the crediting rate further. If redemptions continued, the Fixed Income Fund's yield could be reduced to zero. If redemptions continued thereafter, the Fixed Income Fund might have insufficient assets to meet redemption requests, at which point the Fixed Income Fund would require payments from the FBRICs Providers to pay further participant redemptions.

The Fixed Income Fund and the FBRICs purchased by the Fixed Income Fund are designed to pay all participant-initiated transactions at contract value. Participant-initiated transactions are those transactions allowed by the Plan (typically this would include withdrawals for benefits, loans or transfers to non-competing investment options within the Plan). However, the FBRICs limit the ability of the Fixed Income Fund to transact at contract value upon the occurrence of certain events. At this time, management believes the occurrence of any of these events is not probable. These events include:

1.    The Plan's failure to qualify under Section 401(a) or Section 401(k) of the Code.
2.    The establishment of a defined contribution plan that competes with the Plan for employee contributions.
3.    Any substantive modification of the Plan or the administration of the Plan that is not consented to by the
FBRIC Provider.
4.    Complete or partial termination of the Plan.
5.    Any known change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the Fixed Income Fund's cash flow.
6.    Any communication given to participants by the Plan Sponsor or any other plan fiduciary that is designed to induce or influence participants not to invest in the Fixed Income Fund or to transfer assets out of the Fixed
Income Fund.
7.    Exclusion of a material group of previously eligible employees from eligibility in the Plan.
8.    Any material early retirement program, group termination, group layoff, facility closing or similar program.
9.    Any transfer of assets from the Fixed Income Fund directly to a competing option.
10.    Bankruptcy of the Plan Sponsor or other Plan Sponsor events which cause a significant withdrawal from the
Plan.

A FBRIC Provider may terminate a FBRIC at any time. In the event that the market value of the Fixed Income Fund's wrapped assets is below their contract value at the time of such termination, the Trustee may elect to keep the FBRIC in place until such time as the market value of the Fixed Income Fund's wrapped assets is equal to their contract value. A FBRIC Provider may also terminate a FBRIC if Fidelity Management Trust Company's (FMTC) investment management authority over the Fixed Income Fund is limited or terminated as well as if all of the terms of the FBRIC fail to be met. In the event that the market value of the Fixed Income Fund's wrapped assets is below their contract value at the time of such termination, the terminating FBRIC Provider would not be required to make a payment to the Fixed Income Fund.

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2016 and 2015

FBRICs generally impose conditions on both the Plan and the FBRIC Provider. If an event of default occurs and is not cured, the non-defaulting party may terminate the FBRIC. The following may cause the Plan to be in default: a breach of material obligation under the contract; a material misrepresentation; or a material amendment to the Plan agreement. The FBRIC Provider may be in default if it breaches a material obligation under the FBRIC; makes a material misrepresentation; has a decline in its long-term credit rating below a threshold set forth in the FBRIC; or is acquired or reorganized and the successor issuer does not satisfy the investment or credit guidelines applicable to issuers. The FBRIC Providers' ability to meet their contractual obligations under the respective FBRICs may be affected by future economic and regulatory developments in the insurance and banking industries. If, in the event of default of a FBRIC Provider, the Plan was unable to obtain a replacement FBRIC, withdrawing participants may experience losses if the value of the Fixed Income Fund's assets no longer covered by the FBRIC is below contract value. The Plan may seek to add additional issuers over time to diversify the Plan's exposure to such risk, but there is no assurance that the Plan will be able to do so. The combination of the default of a FBRIC Provider and an inability to obtain a replacement FBRIC could render the Plan unable to achieve its objective of maintaining a stable contract value. The terms of a FBRIC generally provide for settlement of payments only upon termination of the FBRIC or total liquidation of the wrapped investments. Generally, payments will be made pro-rata, based on the percentage of investments covered by each FBRIC Provider. FBRIC termination occurs whenever the contract value or market value of the wrapped investments reaches zero or upon certain events of default. If the FBRIC terminates due to the default of the FBRIC Provider (other than a default occurring because of a decline in its rating), the FBRIC Provider will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination. If a FBRIC terminates due to a decline in the ratings of the FBRIC Provider, the FBRIC Provider may be required to pay to the Plan the cost of acquiring a replacement contract (i.e. replacement cost) within the meaning of the FBRIC. If the FBRIC terminates when the market value equals zero, the FBRIC Provider will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy participant initiated withdrawal requests. FBRIC termination also may occur by either party upon election and notice.

The FBRIC Provider may elect to terminate the FBRIC for no reason by giving certain notice to the Trustee. If, at any time, prior to dates agreed to in each FBRIC for the receipt of such notice, the Trustee objects to such election, the Trustee shall be deemed to have made an immunization election and the immunization provisions of the FBRIC apply. The immunization provision results in the wrapped portion of the Fixed Income Fund being managed according to more conservative immunization investment guidelines provided for in the FBRIC and the contract can terminate in segments over a period of time. In the event a FBRIC Provider sought to terminate its FBRIC or immunize its portion of the Fixed Income Fund, the Fund can seek to replace that FBRIC Provider with another financial institution.

Plans investing in FBRICs and fixed income securities are subject to a number of risks, including credit risk of underlying investments, risk associated with prepayment of collateralized mortgage obligations, risk that third parties will not perform under the FBRICs, risk associated with interest rate fluctuations and risk of losses caused by liquidation of contracts or investments to meet withdrawal demands.

5. Certain Transactions Involving Related Parties and Parties-In-Interest

The Trustee of the Plan, FMTC, is a party-in-interest with respect to the Plan. Certain Plan transactions involve FMTC or its affiliates. For example, certain Plan investments are shares of registered investment companies managed by affiliates of FMTC. The Plan also pays fees to the Trustee. In addition, the Plan has a revenue sharing agreement with the Trustee whereby certain revenue received by the Trustee from sponsors of some Plan investment options is paid to the Trust. For the year ended December 31, 2016, $12,746 in such revenue sharing was allocated to participant accounts.

Subject to the terms of the Plan document, the Plan makes certain loans to participants who are employees of the Company, and who are therefore parties-in-interest with respect to the Plan.

The Plan Sponsor, Raytheon Company, is a party-in-interest with respect to the Plan. In accordance with the provisions of the Plan, the Trustee acts as the Plan's agent for purchases and sales of shares of Raytheon Company common stock. Purchases amounted to $32,238,186 and sales amounted to $53,877,485 for the year ended December 31, 2016. Dividend income from shares of Raytheon Company common stock amounted to $41,027,449 for the year ended December 31, 2016.

All of these transactions either fall outside the scope of, or are exempt from, ERISA's prohibited transaction rules.

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2016 and 2015

6. Plan Termination

Although it has not expressed any intention to do so, the Company reserves the right under the Plan at any time to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, all participants become fully vested in their accounts. In the event of Plan termination, after payment of all expenses and adjustment of accounts to reflect such expenses, fund losses or profits, and reallocations, each participant shall be entitled to receive all amounts then in his or her account.

7. Federal Income Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by letter dated June 25, 2012, that the design of the Plan meets the requirements for qualification under Code section 401(a), on which the tax exemption of the Trust under Code section 501(a) is based. The Plan has been amended since receiving the determination letter. The Plan administrator and the Company's benefits counsel believe that the current design and operation of the Plan are consistent with preservation of the qualification of the Plan and exemption of the Trust in the context of applicable IRS procedures.

The Plan follows the provisions of uncertain tax positions that provide criteria for the recognition, measurement, presentations and disclosure of uncertain tax positions. The Plan may, from time to time, hold investments that give rise to certain tax liabilities. Based upon management's assessment, the Plan has not recognized any tax liabilities at December 31, 2016 and 2015, respectively. The Plan is subject to examinations by taxing jurisdictions. The Plan administrator believes the Plan is no longer subject to federal tax examination for years prior to 2013.

8. Risks and Uncertainties

The Plan provides for various investment options. These investment options are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment options of the Plan, it is reasonably possible that changes in the values of investment securities will occur and such change could materially affect participants' account balances and the Plan's financial statements.

Counterparty credit risk is the risk that a counterparty to a financial instrument will fail on a commitment that it has entered into with the Plan. The Plan minimizes concentrations of counterparty credit risk by undertaking transactions with multiple counterparties. The Plan's investment fiduciary has a credit policy in place and the exposure to counterparty credit risk, as well as the creditworthiness of these counterparties, is monitored on an ongoing basis.

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Investment Contracts
21st Centy Fox	6.9% 3/01/19	$925,000	$1,015,733
Abbott Lab	2.35% 11/30/19	2,515,000	2,516,720
Abbott Lab	2.9% 11/30/21	2,240,000	2,234,682
Abbvie Inc	2% 11/6/18 WI	2,680,000	2,685,615
Abbvie Inc	2.3% 5/14/21	1,090,000	1,067,027
Abbvie Inc	2.5% 5/14/20	1,500,000	1,499,535
Abbvie Inc	2.9% 11/06/22 WI	800,000	789,299
Abbvie Inc	3.2% 11/06/22	535,000	534,747
Abbvie Inc	3.6% 5/14/25	835,000	825,978
ABN Amro Bk	2.5% 10/18 144A	2,645,000	2,665,843
Ace Ina Holding	2.3% 11/03/20	255,000	254,743
Ace Ina Holding	2.875% 11/22	2,490,000	2,507,582
Actavis Funding	2.35% 3/12/18	3,080,000	3,097,408
Actavis Funding	3% 3/12/20	333,000	337,451
Actavis Funding	3.45% 3/22	7,055,000	7,153,862
Aetna Inc	1.9% 6/07/19	775,000	773,023
Aetna Inc	2.4% 6/15/21	533,000	530,111
Aetna Inc	3.2% 6/15/26	2,705,000	2,672,026
Aetna Inc	4.125% 6/01/21	250,000	266,161
Agrium Inc	3.15% 10/01/22	250,000	248,270
Aid Glbl	5.5 4/26/24	6,130,000	7,339,633
Aid Ukraine	1.471% 9/29/21	800,000	780,995
AIG Intl Grp	4.875% 6/01/22	600,000	654,995
Air Liquid	1.75% 9/27/21 144A	1,080,000	1,037,003
Alabama Econ	3.163% 9/15/25	445,000	448,849
Alberta Province	1.9% 12/6/19	4,420,000	4,426,767
Allya	2015-1 A3 1.39% 9/19	528,000	528,399
Allyl	2015-SN1 A3 1.21% 3/17	64,263	64,267
Altria Group Inc	2.85% 8/09/22	520,000	520,064
Altria Group Inc	9.25% 8/06/19	40,000	47,179
American Ex Crd	2.125% 3/18/19	805,000	807,900
American Express	2.25% 5/05/21	1,000,000	987,259
American Honda	1.65% 7/12/21	900,000	865,953
American Honda	1.7% 02/22/19	411,000	409,223
American Honda	1.7% 9/9/21	500,000	482,071
American Intl	5.85% 1/16/18	500,000	521,325
American Intl Group	2.3% 7/19	2,155,000	2,164,258
American Intl Group	3.3% 3/01/21	2,000,000	2,046,902
American Tower	3.4% 2/15/19	1,510,000	1,542,583

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
American Tower	4.5% 1/15/18	2,315,000	2,375,836
Amgen Inc	1.85% 8/19/21	745,000	717,110
Amgen Inc	4.1% 6/15/21	2,255,000	2,375,187
Amxca	2014-4 A 1.43% 6/20	1,158,000	1,159,919
Anheuser Busch	2.2% 8/18	450,000	452,964
Anheuser Busch	2.5% 7/15/22	3,208,000	3,153,875
Anheuser Busch	6.875% 11/19	1,245,000	1,407,902
Anhueser-Busch	2.65% 2/01/21	3,530,000	3,546,196
Anhueser-Busch	3.3% 2/01/23	1,501,000	1,526,050
Anhueser-Busch	1.9% 2/01/19	900,000	901,091
Apple Inc	1% 5/03/18	1,713,000	1,706,330
Apple Inc	2.85% 5/06/21	660,000	674,880
Arch Cap Fin	4.011% 12/15/26	375,000	379,842
AT&T Inc	1.6% 2/15/17	1,200,000	1,200,323
AT&T Inc	2.45% 6/30/20	502,000	498,149
AT&T Inc	2.8% 2/17/21	6,360,000	6,304,274
AT&T Inc	3% 6/30/22	580,000	568,724
AT&T Inc	3.4% 5/15/25	4,725,000	4,548,091
AT&T Inc	3.8% 3/15/22	590,000	604,225
AT&T Inc	5% 3/01/21	1,000,000	1,074,646
Atmos Energy	6.35% 6/15/17	126,000	128,869
Aust & Nz Bkg Ny	2.25% 6/13/19	650,000	651,829
Australia & Nz	1.45% 5/15/18	460,000	457,847
Australia & Nz	2.7% 11/16/20	1,690,000	1,695,766
Avalonbay Comm	3.625% 10/1/20	209,000	216,870
Avmt	2013 Avm A 3.7427% 12/32	2,415,000	2,537,844
Axis Specialty	5.875% 6/01/20	2,150,000	2,355,104
Baact	2016-A1 A 1Ml+39 10/21	4,300,000	4,312,549
BACCT	2014-A3 A 1ML+29 1/20	5,000,000	5,003,471
BACCT	2015-A1 A 1Ml+33 6/20	2,850,000	2,853,828
BACM	2007-4 A4 CSTR 2/51	3,786,020	3,838,356
BACM	2016-Ub10 A2 2.612% 06/49	534,000	539,316
Bank Amer	5.65% 5/01/18	4,525,000	4,740,458
Bank Amer Fdg	2.25% 4/21/20	2,000,000	1,986,998
Bank Amer Fdg C	3.3% 1/11/23	1,700,000	1,703,990
Bank Amer Fdg C	3.95% 4/21/25	1,120,000	1,113,522
Bank Amer Fdg C	4.2% 8/26/24	1,260,000	1,282,045
Bank Amer Fdg Crp	2.6% 1/15/19	3,750,000	3,780,728
Bank Amer Na	1.75% 6/05/18	500,000	499,903
Bank America Corp	2.65% 4/01/19	1,890,000	1,909,229

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Bank Montmtn Be	1.45% 4/09/18	1,075,000	1,072,316
Bank Nova Scotia	2.45% 3/22/21	2,000,000	1,990,100
Bank Of America	2.625% 4/19/21	1,500,000	1,488,423
Bank Of America	3.5% 4/19/26	1,275,000	1,256,204
Bank Of America	4.45% 3/03/26	540,000	555,729
Bank Of America	6% 9/01/17	1,065,000	1,095,826
Bank Of America Cor	5.7% 1/22	640,000	718,191
Bank Of America Crp Mtn	2% 1/18	450,000	451,004
Bank Of Montreal	1.5% 7/18/19	1,830,000	1,805,235
Bank Of New York Co	2.05% 5/21	2,070,000	2,029,921
Bank T-M Ufj	2.7% 9/09/18 144A	1,450,000	1,464,455
Bank Tokyo-Msb	2.3% 3/20 144A	380,000	375,538
Banque Ctr Tunisie	1.416% 8/21	600,000	584,640
Barclays Plc	2.875% 6/20	1,015,000	1,006,426
Barclays Plc	3.2% 08/10/21	1,000,000	988,391
Barclays Plc	4.375% 1/12/26	930,000	941,924
Barclays Plc	2.75% 11/08/19	334,000	333,118
Bat Intl Fin	2.75% 6/20 144A	2,400,000	2,411,150
Bat Intl Fin	3.5% 6/22 144A	500,000	511,927
Baxalta Inc	3.6% 6/23/22	715,000	719,734
Bayer Us Fin	2.375% 10/19 144 A	1,000,000	1,001,296
Bayer Us Fin	3% 10/08/21 144A	1,115,000	1,120,065
BB&T Corp	2.25% 2/01/19	140,000	141,042
BB&T Corporation	6.85% 4/19	9,000	9,971
Bear	7.25% 2/01/18	1,350,000	1,428,458
Becton Dickinso	2.675% 12/19	105,000	106,481
Belgium Govt	1.125% 8/19 Rgs	1,000,000	984,388
Berkley Wr Corp	5.375% 9/15/20	1,300,000	1,392,086
Berkley Wr Corpmtn	7.375% 9/19	700,000	784,788
Berkshire Eng	2.4% 2/20	2,000,000	2,004,216
Bhp Billiton Fn Ltd	3.85% 9/23	1,390,000	1,469,497
Bk Tk-Mtltd	3.75% 3/10/24 144A	1,290,000	1,333,223
Bmw Us Cap	1.85% 9/15/21 144A	1,075,000	1,037,061
Bmw Us Capital	2% 4/11/21 144A	1,825,000	1,789,493
Bmwlt	2015-1 A3 1.24% 12/17	429,147	429,258
Bmwot	2016-A A3 1.41% 7/20	1,439,000	1,425,014
Bnp Pariba	2.45% 3/17/19	1,351,000	1,361,196
Bp Cap Mkts	1.674% 2/18	1,330,000	1,331,184
Bp Cap Mkts	1.676% 5/03/19	203,000	201,513
Bp Cap Mkts	2.241% 9/26/18	1,065,000	1,072,768

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Bp Cap Mkts	3.017% 1/16/27	1,095,000	1,056,158
Bp Cap Mkts	3.245% 5/06/22	625,000	637,542
Bpce Sa	2.5% 12/10/18	1,000,000	1,008,566
Bpce Sa	2.5% 7/15/19	1,300,000	1,306,780
Bpce Sa Mtn	2.25% 1/27/20	1,500,000	1,488,231
Bpcm	1.375% 5/10/18	609,000	607,032
British Telecom Plc	2.35% 2/19	1,356,000	1,363,411
BSCMS	2007-T26 A4 CSTR 1/45	1,404,796	1,406,269
BSCMS	2007-T28 A1A 5.71% 9/42	1,743,995	1,785,531
Burlington North San	4.1% 6/21	2,000,000	2,129,978
BWSTA	2015-1 A3 1.31% 10/19	4,300,000	4,302,714
Caf	2% 05/10/19	1,000,000	993,483
Cameron Intl Crp	4.5% 6/01/21	1,490,000	1,539,149
Can Natural Res	3.45% 11/15/21	525,000	536,185
Capital One	2.25% 2/13/19	910,000	913,742
Capital One	2.25% 9/13/21	1,445,000	1,408,570
Capital One	2.45% 4/24/19	1,054,000	1,060,268
Capital One	2.95% 7/23/21	965,000	967,716
Capital One	3.375% 2/15/23	2,710,000	2,681,876
Capital One	3.75% 4/24/24	860,000	870,197
Capital One	6.75% 9/15/17	18,000	18,642
Cardinal Health	2.4% 11/15/19	1,500,000	1,510,193
Carmx	16-4 A3 1.4% 8/21	740,000	732,071
Carmx	2015-2 A3 1.37% 3/20	2,030,000	2,030,554
Carmx	15-3 A2B 1ML+45 11/18	604,315	604,589
Carmx	16-1 A2B 1Ml+65 4/19	1,366,644	1,368,791
Carmx	16-2 A2B 1Ml+.47 6/17/19	1,794,587	1,797,105
Carmx	2014-4 A3 1.25% 11/19	2,474,962	2,474,123
Carmx	2015-1 A3 1.38% 11/19	1,364,425	1,364,906
Carmx	2015-3 A3 1.63% 6/20	363,000	363,943
Carmx	2016-2 A3 1.52% 2/21	1,615,000	1,607,824
CBS Corp	4.3% 2/15/21	770,000	815,697
CCART	16-Aa A2 1.47% 4/19 144A	1,612,396	1,613,964
CCART	2015-BA A2 1.48% 12/18	1,226,613	1,227,254
CCCIT	13-A2 A2 1193476+0.28% 05	1,600,000	1,601,591
CCCIT	2014 A2 1.02% 2/19	5,700,000	5,699,779
CCCIT	2014-A6 A6 2.15% 7/21	751,000	756,887
CCCIT	2016-A1 A1 0% 11/21	1,073,000	1,068,273
Cco Llc/Capital	4.464% 7/23/22	3,445,000	3,596,456
CD	2007-CD5 A1A 5.8% 11/44	3,672,781	3,745,218

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Cdp Finl Inc	3.15% 7/24 144A	1,765,000	1,787,481
Cdp Finl Inc	4.4% 11/25/19 144A	1,300,000	1,386,184
Celgene Corp	1.9% 8/15/17	720,000	722,272
Celgene Corp	2.125% 8/15/18	343,000	344,318
CGCMT	13-GC11 A1 0.672% 12/17	70,269	70,112
CGCMT	2015-GC29 A2 2.674% 4/48	366,000	371,142
CGCMT	2016-P4 A2 2.446% 7/49	197,000	197,472
CHAIT	07-A2 A2 1193476+0.05% 04	1,000,000	1,000,000
CHAIT	13-A6 A6 1193476+0.42% 07	3,797,000	3,809,788
CHAIT	15-A7 A7 1.62% 7/20	993,000	994,986
CHAIT	16-A1 A1 1Ml+0 05/21	3,900,000	3,912,186
CHAIT	2014-A7 A 1.38% 11/19	993,000	993,863
CHAIT	2015-A2 A 1.59% 2/20	850,000	852,420
CHAIT	2015-A5 A 1.35% 4/20	750,000	749,559
CHAIT	2016-A2 A 1.37% 6/15/21	1,048,000	1,037,893
CHAIT	2016-A5 A5 1.27% 7/21	1,090,000	1,075,465
Chevron Corp Ne	1.104% 12/5/17	41,000	40,905
Chevron Corp New	1.961% 3/20	375,000	373,772
Chevron Phil	2.45% 5/01/20 144A	347,000	344,405
CIBC	1.6% 9/06/19	995,000	984,623
Cigna	4% 2/15/22	1,670,000	1,743,042
Cigna Mtn	5.125% 6/15/20	1,350,000	1,461,605
Cisco Systems	1.85% 9/20/21	1,000,000	975,312
Citigroup	2.15% 7/18	300,000	300,942
Citigroup Inc	1.7% 4/27/18	2,000,000	1,995,308
Citigroup Inc	1.75% 5/01/18	1,000,000	997,727
Citigroup Inc	2.35% 8/02/21	1,000,000	977,299
Citigroup Inc	2.7% 3/30/21	2,500,000	2,492,158
Citigroup Inc	3.3% 4/27/25	780,000	763,180
Citigroup Inc	3.7% 1/12/26	3,670,000	3,646,039
Citigroup Inc	4.4% 6/10/25	1,080,000	1,103,480
Citigroup Inc	4.45% 9/29/27	965,000	981,089
Citigroup Inc	4.5% 1/14/22	755,000	804,188
Citigroup Inc	2.55% 4/08/19	1,100,000	1,108,524
Citizens Bank Na	2.55% 5/13/21	3,925,000	3,897,490
Citizens Bk Mtn	2.45% 12/04/19	590,000	591,697
Citizens Bk Mtn	2014-GC21 A3 3.493% 5/47	2,620,000	2,708,824
Citizens Fincl	2.375% 7/28/21	76,000	74,460
Cleveland Elec	7.88% 11/01/17	14,000	14,724
Clmt	2016-Clne A Cstr 12/31	3,100,000	3,063,949

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Colgate-Palmolive	0.9% 5/01/18	596,000	592,848
Comcast Corp	1.625% 1/15/22	1,604,000	1,534,722
Comcast Corp Glb	5.875% 2/15/18	1,834,000	1,922,727
Comerica Inc	2.125% 5/23/19	267,000	266,500
Comet	2014-A5 A 1.48% 7/20	1,650,000	1,653,409
Comet	2015-A1 A 1.39% 1/21	770,000	769,640
Comet	2015-A5 A5 1.59% 5/21	1,100,000	1,103,032
Comet	2015-A7 A7 1.45% 8/21	271,000	270,434
Comet	2016-A3 A3 1.34% 4/22	1,060,000	1,048,269
Comet	2016-A4 A4 1.33% 6/15/22	868,000	856,357
Comet	2014-A2 A2 1.26% 1/20	890,000	890,494
Comm	13-Cr12 A4 4.046% 10/46	3,600,000	3,845,186
Comm	15-Ccre24 A4 3.432% 8/55	4,300,000	4,387,650
Comm	2007-C9 A4 Cstr 12/49	345,924	348,720
Comm	2010-C1 A3 4.205 7/46	1,480,000	1,569,309
Comm	2012-CR1 A2 2.35% 5/45	175,880	175,893
Comm	2012-Cr3 Asb 2.372% 11/45	353,000	354,813
Comm	2012-Lc4 A4 3.288% 12/44	282,000	292,894
Comm	2013-Cr8 A2 2.367% 6/46	2,630,000	2,655,938
Comm	2013-LC6 A1 0.7240% 1/46	29,308	29,272
Comm	2014-CR17 A2 3.012% 5/47	630,000	643,131
Comm	2014-UBS4 A2 2.963% 8/47	2,080,000	2,119,976
Comm	2015-Cr22 A2 2.856% 3/48	262,000	266,853
Comm	2015-Cr25 A3 3.505% 8/48	4,000,000	4,105,121
Comm	2015-Dc1 A4 3.078% 2/48	3,000,000	2,978,419
Comm	2015-Pc1 A3 3.725% 7/50	4,000,000	4,139,974
Commonwealth Edi	3.4% 9/01/21	1,615,000	1,674,417
Commonwealth NY	2.25% 3/13/19	2,004,000	2,010,952
Commonwealth NY	2.4% 11/02/20	940,000	933,303
Commonwealth NY	2.5% 9/20/18	1,985,000	2,007,131
Commwlth Bk Astl Nyb	2.3% 3/20	770,000	765,603
Comwlth Edison	2.15% 1/15/19	177,000	177,600
ConocoPhillip Co	2.2% 5/15/20	438,000	434,358
Consolidated Edison	2% 5/15/21	311,000	303,679
Corp Andina	2.125% 9/27/21	830,000	803,581
Coventry Health	5.95% 3/15/17	1,000,000	1,009,846
Coventry Hlth	5.45% 6/15/21	300,000	332,870
Credit Suisse	3.125% 12/20	1,250,000	1,245,114
Credit Suisse GG	3.45% 4/16/21	3,000,000	3,016,383
Credit Suisse NY	1.7% 4/27/18	2,175,000	2,169,897

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Credit Suisse NY	1.75% 1/29/18	1,275,000	1,272,321
Credit Suisse NY	3% 10/29/21	2,280,000	2,299,590
CVS Caremark	2.25% 12/05/18	784,000	790,717
CVS Health	1.9% 7/20/18	2,065,000	2,072,591
CVS Health	2.125% 6/01/21	1,000,000	982,500
CVS Health	2.8% 7/20/20	1,338,000	1,357,349
CVS Health	3.5% 7/20/22	7,295,000	7,487,741
CWCI	2007-C2 A3 5.484% 4/47	236,396	237,011
Daimler Fin	1.5% 7/05/19 144A	1,000,000	983,447
Daimler Fin	1.875% 1/18 144A	950,000	951,192
Daimler Fin	2.25% 3/20 144A	387,000	384,971
Daimler Fin	2.45% 5/20 144A	3,250,000	3,241,228
Danaher Corp	2.4% 9/15/20	135,000	135,185
Dbubs	2011-Lc2A A4 4.537% 7/44	735,000	791,987
DCENT	16-A2 A2 1Ml+55 9/21	1,500,000	1,508,831
DCENT	2012-A6 A6 1.67% 1/22	1,409,000	1,403,640
DCENT	2014-A5 A 1.39% 4/20	2,630,000	2,633,901
DCENT	2015-A2 A 1.90% 10/22	1,000,000	995,760
DCENT	2015-A4 A4 2.19% 4/23	550,000	550,677
DCENT	2016-A1 A1 1.64% 7/21	760,000	759,823
DCENT	2016-A4 A4 1.39% 3/15/22	873,000	863,035
Deutsche Bank Ag	2.85% 5/10/19	1,060,000	1,055,075
Deutsche Bank Ag	2.5% 2/13/19	913,000	905,355
Deutsche Bk Ag	3.375% 5/12/21	1,760,000	1,740,709
Deutsche Tel Fi	1.95% 9/19/21	1,340,000	1,289,968
Devon Energy Co	3.25% 5/15/22	1,000,000	992,618
Dexia Crdt	1.875% 9/15/21 144A	750,000	723,071
Diamond	1 Fi 3.48% 6/01/19 144A	1,785,000	1,821,678
Diamond	1/2 Fin 4.42% 6/15/21	670,000	692,694
Discover	2% 2/21/18	4,675,000	4,673,579
Discover	2.6% 11/13/18	500,000	504,241
Discover	3.1% 6/20	1,247,000	1,261,096
Discover	3.45% 7/27/26	250,000	241,049
Discover	3.75% 3/04/25	1,190,000	1,161,941
Dominion Gas Hldgs	2.5% 12/19	1,200,000	1,212,500
Dominion Res Inc	1.6% 8/15/19	262,000	257,889
Dominion Resource	1.9% 6/15/18	400,000	400,146
Dominion Resource	2% 8/15/21	429,000	415,645
Dominion Resource	6.4% 6/15/18	1,199,000	1,271,441
Dow Chemical	3% 11/15/22	1,425,000	1,424,021

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Duke Energy	1.8% 9/01/21	245,000	235,786
Duke Energy Cor	1.625% 8/15/17	855,000	856,344
Duke Energy Cor	2.1% 6/15/18	364,000	365,495
Duke Energy Ind	3.75% 7/15/20	1,000,000	1,048,566
Ecolab Inc	4.35% 12/08/21	770,000	831,314
Electronic Arts	3.7% 3/01/21	1,080,000	1,115,684
Emera Us Fin	3.55% 6/26 144A	645,000	633,135
Enlink Midstrm Lp	2.7% 4/01/19	660,000	660,285
Entergy Corp	4% 7/15/22	850,000	887,909
Enterprise Prod	2.85% 4/15/21	323,000	325,183
Enterprise Prod	3.7% 2/26	275,000	275,619
Enterprise Prod	3.75% 2/15/25	615,000	624,106
Enterprise Prod	3.9% 2/15/24	1,335,000	1,375,378
Enterprise Prod	3.95% 2/15/27	390,000	398,920
Erac USA Fin	2.8% 11/01/18 144A	220,000	222,715
Erac USA Fin	3.85% 11/24 144A	225,000	228,385
Erac USA Llc	3.3% 10/22 144A	745,000	745,704
Erp Operat Lp	4.625% 12/15/21	15,000	16,278
Erp Operating Lp	2.375% 7/19	286,000	288,135
Eversource Energy	2.5% 3/15/21	1,000,000	992,048
Exelon Corp	1.55% 6/09/17	75,000	74,862
Exelon Corp	2.85% 6/15/20	1,111,000	1,122,222
Exelon Gen Llc	4.25% 6/15/22	1,290,000	1,333,901
Express Scrip Hd	2.25% 6/15/19	2,010,000	2,009,250
Exxon Mobil Corp	2.222% 3/01/21	810,000	809,798
Exxon Mobil Corp	2.726% 3/01/23	632,000	633,514
FHLB	0.875% 5/24/17	565,000	565,285
FHLG	10.00% 10/30 #G20027	140,032	152,673
FHLG	15YR 2.5% 6/23#G14775	169,421	171,353
FHLG	15YR 2.5% 9/22#J20415	85,939	88,128
FHLG	15Yr 3% 5/29#J29409	1,853,156	1,910,271
FHLG	15Yr 3.5% 2/30#G18542	2,527,913	2,644,927
FHLG	15Yr 3.5% 8/30#G15273	723,758	756,695
FHLG	15YR 3.50% 10/26 #G14450	1,553,126	1,624,776
FHLG	15YR 4.00% 4/26 #E02867	87,393	92,736
FHLG	15YR 4.00% 6/18 #E96973	18,578	19,127
FHLG	15YR 4.00% 6/24 #G18312	178,594	188,260
FHLG	15YR 4.00% 7/24 #G13596	141,190	148,832
FHLG	15YR 4.00% 9/25 #E02787	168,803	180,705
FHLG	15YR 4.00% 9/25 #G14376	121,395	128,042

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
FHLG	15YR 4.50% 1/19 #G11565	16,527	16,920
FHLG	15YR 4.50% 10/18 #B12459	13,409	13,713
FHLG	15YR 4.50% 10/18 #E99833	73,954	75,631
FHLG	15YR 4.50% 11/18 #B10931	46,879	48,044
FHLG	15YR 4.50% 4/19 #B13051	13,532	13,938
FHLG	15YR 4.50% 6/19 #B14961	41,187	42,463
FHLG	15YR 4.50% 8/18 #E98688	61,298	62,641
FHLG	15YR 4.50% 9/18 #E99205	55,084	56,334
FHLG	15YR 4.50% 9/24 #J10826	276,853	293,245
FHLG	15YR 5.0% 4/20 #G11682	221,814	230,947
FHLG	15YR 5.00% 10/18 #E99955	8,266	8,488
FHLG	15YR 5.00% 10/23 #G13276	178,625	190,154
FHLG	15YR 5.00% 12/17 #E01280	6,381	6,480
FHLG	15YR 5.00% 12/17 #E93561	10,868	11,037
FHLG	15YR 5.00% 12/18 #G13293	25,878	26,537
FHLG	15YR 5.00% 3/19 #G13052	91,488	93,817
FHLG	15YR 5.00% 4/20 #G13598	99,286	102,127
FHLG	15YR 5.00% 5/18 #P10034	21,110	21,399
FHLG	15YR 5.50% 11/18 #B10916	66,329	68,445
FHLG	15YR 5.50% 11/18 #E01497	39,721	40,988
FHLG	15YR 5.50% 12/21 #G13481	160,188	169,672
FHLG	15YR 5.50% 12/24 #G14015	1,393,050	1,484,752
FHLG	15YR 5.50% 2/20 #G11728	695,046	724,585
FHLG	15YR 5.50% 3/17 #E01136	335	336
FHLG	15YR 6.00% 1/24 #G13647	260,280	282,166
FHLG	15YR 6.00% 1/24 #G13982	250,005	268,342
FHLG	15YR 6.00% 11/23 #G13368	57,275	61,314
FHLG	15YR 6.00% 4/20 #J02203	7,657	7,925
FHLG	15YR 6.00% 7/17 #E90474	6,663	6,728
FHLG	15YR 6.50% 1/20 #J02204	10,962	11,417
FHLG	15YR 6.50% 10/17 #E01254	1,463	1,487
FHLG	15YR 6.50% 4/18 #G11452	2,316	2,341
FHLG	15YR 6.50% 6/17 #E90325	2,848	2,866
FHLG	15YR 6.50% 7/21 #G12934	14,225	15,191
FHLG	20Yr 3.5% 6/32#C91456	1,019,123	1,063,982
FHLG	20YR 5.50% 7/28 #G30564	306,533	339,605
FHLG	20YR 6.00% 9/27 #G30357	153,394	172,719
FHLG	25YR 5.50% 7/35 #G05815	58,021	65,052
FHLG	4.00% 1/41 #A96478	567,051	598,571
FHLG	4.00% 12/40 #C03565	103,842	109,614

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
FHLG	4.00% 4/39 #A85531	108,961	115,120
FHLG	5.50% 1/24 #G13432	287,015	307,624
FHLG	5.50% 12/37 #G03696	242,860	272,174
FHLG	5.50% 12/37 #G03865	113,958	127,713
FHLG	5.50% 3/34 #G01665	84,707	95,044
FHLG	5.50% 5/34 #Z40042	636,248	712,772
FHLG	5.50% 7/39 #G05546	290,893	325,277
FHLG	6.00% 1/38 #G03781	279,418	316,062
FHLG	6.00% 8/26 #G00587	29,997	33,162
FHLG	6.00% 8/28 #C13910	47,178	53,555
FHLG	6.00% 9/37 #G03282	134,888	152,489
FHLG	6.50% 10/26 #C90995	155,436	175,510
FHLG	6.50% 5/22 #D95395	7,212	8,144
FHLG	6.50% 5/24 #Z40034	2,100,019	2,318,944
FHLG	6.50% 8/21 #C90473	180,451	203,756
FHLG	6.50% 8/26 #C90985	28,389	32,056
FHLG	6.50% 9/23 #Z40030	1,935,445	2,130,516
FHLG	8.50% 7/28 #G00981	87,546	102,840
FHLM AR	12M+187.9 10/42#849255	140,979	149,020
FHLM ARM	2.98% 8/41 #1B8533	72,765	75,607
FHLM ARM	3.07% 9/41 #1B8608	44,505	47,162
FHLM ARM	3.224% 4/41#1B8179	28,007	29,052
FHLM ARM	3.242% 9/1/41#1B8659	30,509	31,823
FHLM ARM	3.283% 6/1/41	28,649	30,168
FHLM ARM	3.464% 5/1/41#1B8304	24,641	25,993
FHLM ARM	3.627% 6/1/41#1B8372	38,361	40,418
FHLM ARM	3.717% 05/41#1B8124	36,832	38,803
FHR	1577 PK 6.5% 9/23	18,326	20,016
FHR	1584 L 6.5% 9/23	66,131	72,692
FHR	1617 PM 6.5% 11/23	51,772	57,035
FHR	1835 D 6% 4/26	44,284	48,469
FHR	1837 Z 6.5% 4/26	42,081	46,466
FHR	192 I 9% 2/22	57,890	62,510
FHR	2009-3534 Mb 4% 5/24	1,370,000	1,443,381
FHR	2010-3703 Cy 4% 8/25	3,507,038	3,657,224
FHR	2010-3736 QB 4% 5/37	487,834	489,643
FHR	2010-3747 HM 3% 7/37	1,175,396	1,187,764
FHR	2011-3844 PJ 5% 1/40	586,481	617,710
FHR	2011-3857 Ec 3.5% 8/39	1,503,116	1,559,452
FHR	2012-4016 Ca 2% 7/41	1,690,975	1,677,317

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
FHR	2012-4049 CA 3% 5/27	1,084,591	1,103,485
FHR	2012-4077 Km 3.5% 11/41	3,346,033	3,468,498
FHR	2013-4281 Lg 4% 1/43	942,773	992,812
FHR	2014-4305 Ma 3% 8/38	3,145,839	3,177,032
FHR	2014-4352 A 3% 4/40	928,655	949,670
FHR	2014-4358 Da 3% 6/40	3,251,986	3,325,674
FHR	2015-4441 Ak 3% 9/37	5,879,761	5,945,470
FHR	2015-4472 Wl 3% 5/45	699,482	716,703
FHR	2015-4482 Dh 3% 6/42	3,222,655	3,305,021
FHR	2015-4502 Ga 3.5% 8/41	3,399,767	3,528,307
FHR	2068 B 10% 11/22	8,653	9,691
FHR	2075 PH 6.5% 8/28	40,638	44,659
FHR	2208 PG 7% 1/30	73,474	85,085
FHR	2262 Z 7.5% 10/30	38,851	45,698
FHR	2344 ZJ 6.5% 8/31	5,673	6,485
FHR	2399 OH 6.5% 1/32	49,837	56,989
FHR	2420 MZ 6.5% 2/32	493,321	563,348
FHR	2425 OB 6% 3/17	883	887
FHR	2474 NR 6.5% 7/32	35,562	40,724
FHR	2484 LZ 6.5% 7/32	61,860	70,811
FHR	2527 TB 6% 11/32	20,212	22,857
FHR	2558 BD 5% 1/18	210,788	213,823
FHR	2590 BY 5% 3/18	295,780	300,775
FHR	2650 QN 4.5% 1/33	14,185	14,365
FHR	2672 NH 0% 9/18	55,408	56,303
FHR	2872 JG 4.5% 10/19	229,895	236,054
FHR	3397 FC 0.8613% 12/37	721,124	725,074
FHR	3564 JA 4% 1/18	48,779	49,436
FHR	3741 HD 3% 11/15/39	164,407	166,033
FHR	3803 EN 3.5% 2/24	1,820,369	1,864,914
FHR	3820 DA 4% 11/35	139,477	143,159
FHR	4046 LA 3% 11/2026	857,987	871,953
FHR	4189 Md 3.0% 6/33	1,102,689	1,113,690
FHR	2010-3747 HK 2.5% 7/37	1,343,907	1,352,018
FHR	2012-4026 HA 3.5% 12/39	3,116,229	3,233,020
FHR Ser	4221 CLS GA 1.4% 7/23	560,795	552,922
FICO	5/11/2018	220,000	216,093
Fidelity Natl	2.85% 10/15/18	1,095,000	1,113,834
Fidelity Natl	3.625% 10/15/20	1,470,000	1,520,721
Fifth Third Bk	1.45% 2/28/18	2,150,000	2,144,836

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Fifth Third Bk	2.25% 6/14/21	2,155,000	2,128,588
Fifth Third Bk	2.375% 4/25/19	1,250,000	1,258,914
Fitat Auto	14-3 A3 0.96% 3/19	697,070	696,566
FNA	2014-M9 AB2 3.055% 7/24	3,742,434	3,790,267
FNA	2015-M8 Ab2 2.829% Perp	3,700,000	3,670,142
FNA	2016-M11 Ab2 2.183% 7/26	3,800,000	3,548,372
FNA	2016-M12 Ab2 2.362% 9/26	5,800,000	5,475,336
FNA	2016-M3 Ab2 2.606% 2/26	3,000,000	2,853,386
FNA	2016-M5 Ab2 2.375% 4/26	3,400,000	3,235,241
FNMA	0.875% 8/02/19	674,000	664,337
FNMA	1% 12/31/19	1,673,000	1,662,194
FNMA	1.125% 12/14/18	606,000	604,616
FNMA	1.375% 2/26/21	978,000	958,111
FNMA	1.5% 11/30/20	638,000	629,487
FNMA	1.875% 9/18/18	1,321,000	1,336,051
FNMA	10YR 2.5% 10/22#AB6544	128,712	131,986
FNMA	10YR 2.5% 10/22#AB6730	99,254	101,782
FNMA	10YR 2.5% 5/23 #MA1431	282,443	289,637
FNMA	10YR 6.50% 12/37 #AD0070	112,338	123,655
FNMA	15Yr 3% 9/31#Al8853	2,915,373	3,009,326
FNMA	15Yr 3.5% 1/27 #Ax1909	253,832	265,314
FNMA	15Yr 3.5% 10/29#Al5851	224,763	235,281
FNMA	15Yr 3.5% 12/29#As4198	907,618	950,376
FNMA	15Yr 3.5% 3/29#Av9229	809,315	845,797
FNMA	15Yr 3.5% 6/29#Aw3638	722,663	756,594
FNMA	15Yr 3.5% 7/26#Ai7819	57,067	59,631
FNMA	15Yr 3.5% 9/29#Al5878	586,189	613,804
FNMA	15YR 3.50% 1/26 #AL1168	132,612	138,631
FNMA	15YR 3.50% 3/27 #AL1746	617,894	646,037
FNMA	15YR 3.50% 5/27 #AL1741	266,986	279,063
FNMA	15YR 3.50% 5/27 #AL1751	139,930	146,259
FNMA	15YR 4.00% 12/18 #735522	66,085	68,078
FNMA	15YR 4.00% 6/19 #773153	24,022	24,747
FNMA	15YR 4.00% 7/18 #726128	8,722	8,985
FNMA	15YR 4.00% 7/19 #773445	55,608	57,285
FNMA	15YR 4.00% 9/18 #254919	17,928	18,469
FNMA	15YR 4.00% 9/18 #682450	3,193	3,289
FNMA	15Yr 4.5% 11/25#Al8242	439,772	465,774
FNMA	15YR 4.50% 1/21 #852735	752	782
FNMA	15YR 4.50% 10/19 #796680	86,251	89,269

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
FNMA	15YR 4.50% 10/20 #735926	4,977	5,175
FNMA	15YR 4.50% 10/20 #836381	13,636	14,192
FNMA	15YR 4.50% 11/18 #254952	263,106	269,249
FNMA	15YR 4.50% 11/19 #889395	1,340	1,378
FNMA	15YR 4.50% 11/20 #813915	4,794	4,990
FNMA	15YR 4.50% 12/18 #255031	248,127	253,920
FNMA	15YR 4.50% 12/18 #888889	82,914	84,780
FNMA	15YR 4.50% 12/19 #735290	20,006	20,615
FNMA	15YR 4.50% 12/20 #995320	413,563	428,385
FNMA	15YR 4.50% 12/20 #995465	73,257	76,141
FNMA	15YR 4.50% 2/20 #809744	2,829	2,933
FNMA	15YR 4.50% 3/19 #742078	49,008	50,405
FNMA	15YR 4.50% 3/19 #758528	49,530	50,844
FNMA	15YR 4.50% 3/21 #890081	140,548	144,556
FNMA	15YR 4.50% 4/19 #725352	81,885	84,139
FNMA	15YR 4.50% 4/19 #774267	14,404	14,814
FNMA	15YR 4.50% 5/18 #697602	16,066	16,428
FNMA	15YR 4.50% 5/19 #725445	10,069	10,346
FNMA	15YR 4.50% 5/19 #780233	78,603	80,921
FNMA	15YR 4.50% 6/18 #710238	9,157	9,363
FNMA	15YR 4.50% 7/18 #720393	19,852	20,298
FNMA	15YR 4.50% 7/19 #788390	3,097	3,192
FNMA	15YR 4.50% 7/21 #845515	3,826	4,004
FNMA	15YR 4.50% 7/21 #932885	147,394	152,800
FNMA	15YR 4.50% 8/18 #727466	11,119	11,369
FNMA	15YR 4.50% 8/18 #733772	39,257	40,140
FNMA	15YR 5.00% 11/18 #740462	13,092	13,447
FNMA	15YR 5.00% 11/18 #749596	41,076	42,240
FNMA	15YR 5.00% 12/18 #888681	74,331	76,093
FNMA	15YR 5.00% 12/19 #803919	79,850	83,196
FNMA	15YR 5.00% 12/20 #995324	294,234	307,442
FNMA	15YR 5.00% 12/21 #888436	190,442	198,249
FNMA	15YR 5.00% 3/18 #667792	9,699	9,888
FNMA	15YR 5.00% 4/19 #761326	28,600	29,549
FNMA	15YR 5.00% 5/18 #707298	148,599	151,921
FNMA	15YR 5.00% 6/18 #709848	15,138	15,497
FNMA	15YR 5.00% 6/18 #709877	12,377	12,654
FNMA	15YR 5.50% 1/18 #680143	1,511	1,537
FNMA	15YR 5.50% 10/19 #795064	8,018	8,359
FNMA	15YR 5.50% 11/17 #670452	10,748	10,894

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
FNMA	15YR 5.50% 2/17 #634197	2,795	2,798
FNMA	15YR 5.50% 2/18 #681383	9,534	9,679
FNMA	15YR 5.50% 3/20 #735521	9,070	9,416
FNMA	15YR 5.50% 3/24 #AE0467	66,255	70,963
FNMA	15YR 5.50% 4/18 #254686	26,939	27,478
FNMA	15YR 5.50% 4/19 #725528	19,982	20,582
FNMA	15YR 5.50% 5/21 #AL0230	227,922	237,201
FNMA	15YR 5.50% 9/19 #725793	4,578	4,741
FNMA	15YR 5.50% 9/19 #725796	7,332	7,640
FNMA	15YR 5.50% 9/23 #AL0229	257,084	273,181
FNMA	15YR 6.00% 1/24 #995425	193,132	209,391
FNMA	15YR 6.00% 11/17 #668811	802	811
FNMA	15YR 6.00% 2/23 #889634	313,032	337,258
FNMA	15YR 6.00% 3/18 #555390	1,869	1,894
FNMA	15YR 6.00% 3/24 #AE0745	140,057	151,030
FNMA	15YR 6.00% 5/17 #644987	1,900	1,911
FNMA	15YR 6.00% 6/22 #944357	120,056	129,643
FNMA	15YR 6.50% 1/23 #889111	224,720	243,687
FNMA	15YR 6.50% 2/24 #995658	60,355	66,023
FNMA	15YR 6.50% 3/17 #627139	354	355
FNMA	15YR 7.00% 5/17 #254353	429	432
FNMA	15YR 7.00% 5/17 #638774	4,629	4,659
FNMA	20YR 4.50% 5/26 #AH0473	43,340	46,616
FNMA	20YR 5.5% 12/33 #AL4500	226,427	251,501
FNMA	20YR 5.50% 4/29 #AD0912	146,458	162,676
FNMA	20YR 5.50% 7/27 #986156	252,662	280,641
FNMA	20YR 6.00% 1/28 #257048	115,309	130,274
FNMA	20YR 6.00% 10/27 #256928	140,477	158,708
FNMA	20YR 6.00% 11/22 #254544	30,248	34,174
FNMA	20YR 6.00% 9/21 #253999	18,676	21,100
FNMA	20YR 6.50% 11/18 #252104	16,290	18,396
FNMA	20YR 6.50% 12/21 #545419	1,254	1,416
FNMA	20YR 6.50% 3/19 #252348	13,571	15,326
FNMA	20YR 6.50% 7/18 #251825	12,946	13,307
FNMA	5.00% 8/25 #255810	418,893	456,005
FNMA	5.50% 1/38 #AL0662	261,132	292,547
FNMA	5.50% 11/34 #310105	456,097	510,829
FNMA	5.50% 2/37 #904918	90,266	99,020
FNMA	5.50% 6/33 #254767	764,882	857,080
FNMA	6.00% 2/28 #257076	111,435	125,897

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
FNMA	6.00% 3/33 #695584	10,379	11,689
FNMA	6.00% 4/25 #660719	71,447	76,321
FNMA	6.00% 9/33 #752786	23,378	26,285
FNMA	6.50% 10/21 #254044	3,211	3,626
FNMA	6.50% 11/22 #735137	60,375	68,182
FNMA	6.50% 12/32 #735415	11,920	13,605
FNMA	6.50% 12/35 #AD0723	72,821	84,310
FNMA	6.50% 7/32 #545759	23,615	26,965
FNMA	6.50% 7/32 #545762	11,931	13,621
FNMA	6.50% 7/35 #745092	13,085	14,983
FNMA	6.50% 8/36 #888034	17,484	19,950
FNMA	6.50% 8/36 #888544	64,058	73,204
FNMA	6.50% 8/36 #AE0746	54,677	62,452
FNMA	6.50% 9/28 #AD0329	116,234	131,263
FNMA	7.00% 12/36 #907742	26,414	28,960
FNMA	7.50% 11/37 #888892	144,121	170,921
FNMA	7.50% 11/38 #995504	110,381	130,939
FNMA	8.00% 11/37 #995783	16,301	18,275
FNMA	8.00% 6/27 #695533	8,743	10,312
FNMA Arm	10/41#AJ3399	16,504	17,179
FNMA Arm	11/40#AE6806	21,434	22,622
FNMA Arm	2.69% 9/41 #AH5260	131,787	136,950
FNMA Arm	3.01% 8/41 #AI4358	13,283	13,992
FNMA Arm	3.228% 7/41#AI3469	35,680	37,542
FNMA Arm	3.365% 10/41#AI6819	21,716	22,700
FNMA Arm	3.37% 9/41 #AI8935	49,878	53,052
FNMA Arm	3.545% 7/41#AI6050	47,109	49,111
FNMA Arm	6/42#AO2244	44,120	45,742
FNMA Arm	9/41#AI9813	25,005	25,990
FNR	02-58 HC 5.5% 9/17	345	347
FNR	03-66 PA 3.5% 2/33	183,166	185,813
FNR	1992-205 Z 7% 11/22	66,622	73,417
FNR	1994-40 Z 6.5% 3/24	165,016	181,634
FNR	1997-46 PL 6% 7/27	226,822	245,933
FNR	2001-44 PD 7% 9/31	9,010	10,475
FNR	2001-7 PF 7% 3/31	4,614	5,368
FNR	2003-32 UN 4% 1/33	393,136	395,093
FNR	2003-57 NK 5% 6/18	4,967	5,060
FNR	2004-2 QL 4% 2/19	354,384	360,606
FNR	2004-82 HJ 5.5% 9/32	38,971	39,068

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
FNR	2004-91 AR 5.50% 4/33	910,651	929,671
FNR	2006-41 MC 5.5% 7/35	21,593	21,818
FNR	2007-77 MH 6% 12/36	43,758	45,586
FNR	2008-29 CA 4.5% 9/35	353,617	356,668
FNR	2009-10 AB 3/24	33,595	34,900
FNR	2010-104 Pg 2.5% 11/39	2,855,940	2,855,328
FNR	2010-31 AP 4.5% 2/40	460,806	471,761
FNR	2010-68 Hj 4.5% 6/40	4,379,237	4,637,381
FNR	2011-123 Jg 2.5% 3/41	2,479,764	2,448,017
FNR	2011-5 PA 4% 10/25	29,998	30,642
FNR	2011-87 Ja 3% 6/25/40	2,038,987	2,076,700
FNR	2012-94 E 3% 6/22	265,118	269,470
FNR	2013-130 Cg 4% 6/43	1,156,365	1,219,233
FNR	2013-16 GP 3% 3/33	967,464	993,454
FNR	2013-18 Md 1.75% 2/33	2,859,485	2,827,118
FNR	2013-72 KE 3.5% 2/43	1,617,828	1,683,054
FNR	2013-73 Tk 3.5% 9/42	1,119,387	1,160,846
FNR	2014-21 Ga 3% 4/39	2,463,744	2,473,631
FNR	2014-64 Nk 3% 12/37	3,312,691	3,346,307
FNR	2014-83 P 3% 6/43	771,020	785,739
FNR	2015-28 Je 3% 5/45	1,211,576	1,241,716
FNR	2015-28 P 2.5% 5/45	1,751,829	1,758,330
FNR	2015-42 Le 3% 6/45	1,027,512	1,052,989
FNR	2015-7 Ga 3% 9/39	2,898,899	2,964,279
FNR	2016-100 P 3.5% 11/44	1,547,000	1,605,214
FNR	2016-105 Pa 3.5% 4/45	1,000,000	1,039,106
FNR	2016-19 Ah 3% 4/46	853,358	873,461
FNR	2016-25 Ha 3% 2/38	2,041,300	2,061,230
FNR	2016-26 Cg 3% 5/46	2,166,540	2,215,824
FNR	2016-27 Hk 3% 1/41	1,092,746	1,118,083
FNR	2016-27 Kg 3% 1/40	572,235	585,220
FNR	2016-34 Gh 3% 6/46	2,175,482	2,229,435
FNR	2016-37 Bk 3% 6/46	2,262,089	2,316,327
FNR	G93-3 K 7% 2/23	28,311	30,911
FNW	2003-W4 2A 6.5% 10/42	11,571	12,858
Ford Crd	16-1 A 2.31% 8/27	324,000	323,371
Ford Mtr Cr	2.875% 10/01/18	1,500,000	1,517,634
Ford Mtr Cr Co	1.897% 8/12/19	1,000,000	983,456
Ford Mtr Cr Co	3.336% 3/18/21	1,730,000	1,740,553
Ford Mtr Cr Llc	2.375% 1/16/18	1,680,000	1,687,313

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Ford Mtr Cr Llc	2.459% 3/27/20	2,000,000	1,973,020
Ford Mtr Cr Llc	4.25% 9/20/22	1,475,000	1,518,033
Ford Mtr Cr Llc	5% 5/15/18	605,000	628,592
Ford Mtr Credit	4.134% 8/04/25	1,875,000	1,877,798
Fordf	2016-3 A1 1.55% 7/21	1,198,000	1,185,650
Fordo	16-B A3 1.33% 10/20	1,768,000	1,762,186
Fordo	2015-C A3 1.41% 2/20	553,000	553,190
Fordo	2016-A A3 2.01% 7/20	753,000	752,674
Fordr	15-2 A 2.44% 1/27	450,000	453,954
Fordr	2014-2 A 2.31% 4/26	473,000	476,956
Forest Labs	4.375% 2/19 144A	1,560,000	1,620,483
Fortive Corp	1.8% 6/19 144A	178,000	176,847
Fortive Corp	2.35% 6/21 144A	302,000	297,694
FSPC	T-54 2A 6% 2/43	83,469	93,688
FSPC	T-54 3A 7% 2/43	36,967	42,213
Futures Cash Collateral	Futures Cash Collateral	960,000	960,000
Ge Cap Fdg	3.373% 11/15/25	1,687,000	1,712,577
Ge Cap Intl	2.342% 11/15/20	1,676,000	1,672,154
Gecap	5.3% 2/11/21	470,000	520,843
General Elec Cap	2.2% 1/09/20	224,000	224,616
General Elec Cap	3.1% 1/09/23	649,000	657,091
General Elec Cap	4.65% 10/17/21	160,000	175,348
General Elec Co	3.375% 3/11/24	786,000	806,936
General Mtr Finl	3.7% 5/09/23	1,800,000	1,769,274
Gfort	16-1 A1 1.86% 5/21	630,000	627,987
Gmalt	2015-1 A3 1.53% 9/18	659,000	659,890
Gmalt	2015-2 A3 1.68% 12/18	559,000	560,515
GNII II	5.50% 7/38 #004187	21,705	23,178
GNII II	6.00% 11/38 #004285	38,739	42,361
GNII II	6.50% 9/29 #002808	222,653	255,611
GNMA	15YR 4.50% 12/18 #781681	74,177	75,888
GNMA	15YR 6.50% 5/17 #569432	1,504	1,514
GNMA	15YR 6.50% 6/20 #641437	18,454	19,573
GNMA	20YR 6.50% 4/23 #593677	15,768	17,314
GNMA	30YR 5.5% 11/35#783799	201,875	231,162
GNMA	30YR 5.5% 6/35#783800	96,010	110,022
GNMA	4.50% 3/41 #738108	1,643,306	1,790,103
GNMA	6.50% 1/23 #530795	103,236	113,358
GNMA	7.00% 10/28 #481353	71,403	83,444
GNMA	7.00% 2/28 #462548	1,639	1,860

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
GNMA	7.00% 5/32 #552576	14,199	16,658
GNMA	7.00% 7/28 #462643	77,594	90,114
GNMA	7.00% 8/28 #416611	25,500	29,459
GNMA	7.00% 8/28 #458917	5,763	6,641
GNMA	8.00% 11/29 #186997	3,278	3,872
GNR	13-41 PA 2.5% 4/40	366,090	370,851
GNR	2000-9 ZJ 8.5% 2/30	72,381	83,968
GNR	2002-33 ZD 6% 5/32	441,885	495,520
GNR	2008-47 PC 5% 11/16/37	1,230,891	1,292,633
GNR	2009-127 PL 4.25% 10/38	431,195	444,187
GNR	2009-65 GL 4.5% 5/38	320,510	327,614
GNR	2009-79 PC 4.5% 8/36	416,636	418,949
GNR	2010-162 PQ 4.5% 6/39	277,012	286,277
GNR	2010-47 CN 4.5% 8/38	264,986	270,914
GNR	2010-61 HD 3.5% 11/38	2,459,841	2,504,249
GNR	2010-68 LA 4.5% 3/38	660,562	675,903
GNR	2010-73 CB 4.40% 8/35	697,919	716,149
GNR	2010-73 GA 4.5% 9/36	913,785	947,700
GNR	2010-98 Ch 3% 10/39	668,613	681,202
GNR	2011-66 NJ 3% 11/38	216,144	217,718
GNR	2013-106 Pa 4% 2/43	2,619,341	2,760,615
Goldman Sachs	2.6% 4/23/20	2,000,000	2,000,780
Goldman Sachs	2.625% 1/19	1,060,000	1,071,013
Goldman Sachs	2.625% 4/25/21	420,000	416,590
Goldman Sachs	2.75 9/15/20	2,000,000	2,007,170
Goldman Sachs	3.75% 2/25/26	800,000	801,252
Goldman Sachs	3.85% 7/08/24	740,000	754,517
Goldman Sachs	3ML+110 11/18	170,000	171,616
Goldman Sachs	5.75% 1/24/22	1,580,000	1,774,577
Goldman Sachs	5.95% 1/18/18	665,000	692,709
Goldman Sachs	6.15% 4/01/18	400,000	420,710
Goldman Sachs	7.5% 2/15/19	163,000	180,635
Gsinc	2.375% 1/22/18	495,000	497,886
Gsinc	5.25% 7/27/21	2,420,000	2,649,982
GSMS	14-Gc18 Aab 3.648% 1/47	116,000	121,779
GSMS	14-Gc20 Aab 3.655% 4/47	134,000	140,697
GSMS	15-Gc32 A3 3.498% 7/48	4,300,000	4,415,368
GSMS	2012-Gcj9 A3 2.773% 11/45	265,000	267,156
GSMS	2013-GC10 A2 1.84% 2/46	116,387	116,713
GSMS	2013-Gc10 A5 2.943% 2/46	344,000	348,826

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
GSMS	2013-GC12 A1 VAR 6/46	96,518	96,280
Guardian Life Gbl	2% 4/21 144A	380,000	370,283
Harley David	2.7% 3/15/17 144A	350,000	350,817
Harot	2015-4 A3 1.23% 9/23/19	503,000	501,772
Harot	2016-2 A3 1.39% 4/20	352,000	351,454
Hart	2015-B A3 1.12% 11/19	2,995,000	2,989,520
Hart	2015-C A3 1.46% 2/20	545,000	545,225
Hart	2016-A A3 1.56% 9/20	275,000	274,930
Hart	2016-B A3 1.29% 4/21	872,000	864,974
HCP Inc	4.0% 12/01/22	1,200,000	1,233,947
Hess Corp	4.3% 4/01/27	340,000	337,937
Hewlett Packar	Step 10/05/18	890,000	898,439
Hewlett Pkrd Entr	Var 10/05/17	2,610,000	2,624,373
Hfmot	2016-1A A2 1.81% 3/21	437,000	435,981
HSBC	1.5% 5/15/18 144A	930,000	924,686
Hsbc Bnk	4.125% 8/12/20 144A	2,000,000	2,097,584
HSBC Hldngs Plc	4.875% 1/22	675,000	727,991
Hsbc Holdings	2.95% 5/25/21	2,325,000	2,322,087
HSBC Holdings Plc	5.1% 4/05/21	360,000	388,735
HSBC USA Inc	2.25% 6/23/19	659,000	658,591
HSBC USA Inc	2.625% 9/24/18	1,848,000	1,866,583
Hunt Auto	16-1 A3 1.57% 11/20	429,000	428,121
Huntingtn Bcshrs	2.3% 1/14/22	1,000,000	968,910
Huntington Banc	2.6% 8/02/18	2,450,000	2,473,469
Husky Energy In	4% 4/15/24	1,000,000	1,017,039
Hyundai Cap Am	2.6% 3/20 144A	380,000	377,098
Hyundai Cap Ame	2.55% 2/19 144A	890,000	894,883
IL Sales Tax	1.56% 6/15/17	2,150,000	2,155,934
Ilfc Mtn	7.125% 9/01/18 144A	1,941,000	2,091,428
Imperial Tbcco	2.95% 7/20 144A	2,000,000	2,010,794
Ingsll-Rand Glb	2.875% 1/15/19	160,000	162,808
Intercont Exch	2.5% 10/15/18	318,000	322,230
Intercont Exch	2.75% 12/01/20	534,000	538,898
Intl Paper Co	4.75% 2/15/22	1,855,000	2,004,721
Israel Glbl	5.5% 12/04/23	160,000	190,127
Jackson Natl Lf	2.25% 4/29/21	2,845,000	2,803,250
Japan Bank Intl	1.5% 7/21/21	787,000	753,856
Jefferies Grp	6.875% 4/15/21	985,000	1,119,669
John Deere Capital	2.8% 3/21	2,000,000	2,026,882
John Deere Capital	3.9% 7/12/21	500,000	527,955

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Johnson & Johnson	2.05% 3/01/23	1,060,000	1,030,237
Jordan Govt	3% 6/30/25	790,000	804,734
JPM T	13-C16 A2 3.07% 12/46	2,509,590	2,560,673
JPMBB	15-C27 A3A1 2.9202% 2/48	4,500,000	4,439,447
JPMBB	15-C29 A2 2.8596% 5/48	379,000	387,642
JPMBB	15-C32 A4 3.3293% 11/48	3,000,000	3,022,301
JPMC Co	2.2% 10/22/19	870,000	873,074
JPMC Co	2.35% 1/28/19	820,000	826,492
JPMC Co	2.55% 10/29/20	400,000	399,396
JPMC Co	3.625% 5/13/24	1,340,000	1,361,432
JPMC Co	4.25% 10/15/20	2,050,000	2,167,762
JPMC Co	4.625% 5/10/21	1,400,000	1,506,149
JPMCC	16-Jp4 A2 2.9343% 12/49	507,000	519,200
JPMCC	2013-C10 0.7302% 12/15/47	43,677	43,596
JPMCC	2015-Jp1 A2 3.1438% 1/49	423,000	435,965
JPMorgan Chase	2.25%1/23/20	640,000	638,093
JPMorgan Chase	2.75% 6/20	1,140,000	1,149,519
JPMorgan Chase	2.95% 10/01/26	1,140,000	1,086,456
JPMorgan Chase	3.2% 1/25/23	1,000,000	1,010,119
JPMorgan Chase	3.2% 6/26	2,060,000	2,013,261
JPMorgan Chase	4.95% 3/25/20	650,000	699,899
Jpn Fin Org	2.125% 10/23 144A	1,000,000	950,139
Key Bank Na	2.5% 12/15/19	307,000	310,041
Keybank Natl	1.65% 2/01/18	1,100,000	1,100,512
Keybank Natl	2.25% 3/16/20	250,000	248,788
Keybank Natl Assn	1.6% 8/22/19	384,000	378,569
Keycorp Mtn	2.9% 9/15/20	2,000,000	2,022,196
Keycorp Mtn	5.1% 3/24/21	435,000	475,299
Kinder Morgan En	2.65% 2/01/19	207,000	208,015
Kinder Morgan Ic	3.05% 12/01/19	392,000	397,437
Kinder Mrgn Inc	2% 12/01/17	146,000	146,213
Kraft Foods	5.375% 2/20 WI	523,000	566,117
Kraft Foods Grp	3.5% 6/22 WI	980,000	996,046
Kraft Heinz Co	3.95% 7/15/25	3,180,000	3,217,324
Kraft Heinz Food	3% 6/01/26	400,000	374,982
Kroger Co	2% 1/15/19	1,000,000	1,002,065
Kroger Co	2.3% 1/15/19	350,000	352,053
Kroger Co	3.3% 1/15/21	215,000	220,744
Laboratory Corp	3.2% 2/01/22	150,000	151,095
LBUBS	2007-C7 A3 5.886% 9/45	342,284	350,737

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
LG&E & Ku Energ	3.75% 11/20	1,250,000	1,299,141
Liberty Mutual	4.95% 5/22 144A	930,000	1,013,716
Liberty Mutual	5% 6/01/21 144A	390,000	423,948
Lincoln National	6.25% 2/15/20	1,350,000	1,490,054
Lloyds Bank Plc	1.75% 3/16/18	1,890,000	1,887,059
Lloyds Bank Plc	1.75% 5/14/18	1,965,000	1,962,094
Lockheed Martin	2.5% 11/23/20	1,500,000	1,511,507
Lyondellbas Inds	5% 4/15/19	2,000,000	2,111,460
Mack Cali Rlty Lp	2.5% 12/15/17	400,000	401,213
Macys Retail	3.875% 1/15/22	270,000	276,284
Manitoba Prov	2.125% 6/26	100,000	93,141
Manu&Trd Nt Prg	2.3% 1/30/19	450,000	453,164
Manufctrs & Trdr	2.1% 2/06/20	600,000	597,940
Marathon Petrol	2.7% 12/14/18	515,000	521,748
Markel Corp	7.125% 9/30/19	1,300,000	1,455,597
Marriott Intl	3% 3/01/19	2,440,000	2,481,873
Marsh & Mclenn	2.35% 3/06/20	550,000	550,193
Martin Mariet Frn	3ML+110 6/17	630,000	631,084
Massmutual	2.45% 11/23/20 144A	3,550,000	3,546,312
Massmutual Glb	2.35% 4/19 144A	890,000	898,034
Mbalt	2015-B A3 1.34% 7/18	380,000	380,287
Mbart	2016-1 A3 1.26% 2/21	830,000	823,324
Mcdonalds Corp	2.75% 12/20	74,000	74,613
Mckesson Co	2.284% 3/15/2019	614,000	616,155
Mckesson Corp	4.75% 3/01/21	425,000	455,319
Medtronic Inc	2.5% 3/15/20	790,000	798,406
Medtronic Inc	3.5% 3/15/25	5,515,000	5,671,510
Merrill Lyn	6.875% 4/25/18	3,342,000	3,551,754
Merrill Lyn Co	6.4% 8/28/17	161,000	165,932
Met Life Glb	2.3% 4/10/19 144A	890,000	894,697
Met Life Glb	2.5% 12/03/20 144A	1,400,000	1,399,381
Met Life Glb Fn	7.717% 2/15/19	2,500,000	2,795,620
Met Life Glbl	1.5% 1/18 144A	1,150,000	1,150,062
Met Life Glbl Fdg	2% 4/20 144A	1,600,000	1,581,099
Mitsubish Ufj	2.19% 9/13/21	500,000	485,772
Mitsubishi	2.45% 10/16/19 144A	1,575,000	1,576,044
Mizuho Bk Ltd	2.45% 4/19 144A	450,000	451,730
Mizuho Finl	2.273% 9/13/21	500,000	485,051
Mizuho Finl	2.632% 04/21 144A	1,000,000	988,690
Mlcfc	2007-9 A4 5.748% 9/49	819,648	835,994

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Mondelez	1.625% 10/28/19 144A	2,230,000	2,184,987
Morgan Stanle Mtn	5.5% 1/26/20	1,360,000	1,473,527
Morgan Stanley	2.125% 4/25/18	360,000	361,383
Morgan Stanley	2.5% 4/21/21	2,340,000	2,312,559
Morgan Stanley	2.65% 1/27/20	2,100,000	2,108,572
Morgan Stanley	2.8% 6/16/20	4,000,000	4,029,916
Morgan Stanley	3.125% 7/27/26	1,420,000	1,354,616
Morgan Stanley	3.7% 10/23/24	350,000	353,733
Morgan Stanley	3.75% 2/25/23	1,795,000	1,841,884
Morgan Stanley	5.5% 7/28/21	525,000	581,266
Morgan Stanley	5.75% 1/25/21	3,070,000	3,403,743
Morgan Stanley	2.5% 1/24/19	1,330,000	1,343,502
Mosaic Co New	4.25% 11/15/23	2,275,000	2,291,457
Msbam	15-C22 Asb 3.04% 4/15/48	200,000	201,955
Msbam	2012-C5 A2 1.972% 8/45	579,593	580,736
Msbam	2012-C6 A4 2.858% 11/45	615,000	624,788
Msbam	2015-C21 A3 3.077% 3/48	2,000,000	1,990,555
Msbam	2016-C29 A1 1.597% 5/49	471,959	469,588
MSBAM	2014-C14 A2 2.916% 1/47	750,000	764,228
MSC	2007-IQ13 A1A 5.312% 3/44	104,870	104,999
MSC	2007-T27 A1A CSTR 6/42	620,174	627,365
MSC	2007-T27 A4 Cstr 6/42	2,214,165	2,239,232
MSC	2011-C3 A3 4.054% 7/49	53,443	55,566
MSC	2015-Ms1 A3 3.51% 5/48	3,500,000	3,559,456
Mufg Americas Hld	2.25% 2/20	1,703,000	1,683,788
Mylan Nv	2.5% 6/07/19 144A	811,000	806,404
Na Dev Bank	4.375% 2/11/20	2,100,000	2,232,892
Nabors Ind Inc	4.625% 9/15/21	1,000,000	1,016,520
Nabors Ind Mtn	6.15% 2/15/18	925,000	959,688
Narot	2015-A A3 1.05% 10/19	1,802,081	1,799,231
Narot	2015-C A3 1.37% 5/20	1,415,000	1,412,817
Narot	2016-A A3 1.34% 10/15/20	448,000	446,654
Narot	2016-B A3 1.32% 1/15/21	1,474,000	1,465,120
Narot	2016-C A3 1.18% 1/21	776,000	768,722
National Aus Bk	2.625% 1/14/21	1,635,000	1,634,158
Nationwide	2.45% 7/27/21 144A	1,250,000	1,232,255
Natl Aust Bk	2.25% 7/19 144A	2,025,000	2,030,581
Nat-Rural	2.3% 11/01/20	2,500,000	2,483,125
Navsl	2016-6A A1 1Ml+48 3/66	1,900,000	1,900,987
New York Life	1.95% 2/20 144A	1,000,000	992,246

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Newell Rubbermaid	4.2% 4/01/26	535,000	557,660
Nextera Energy	1.649% 9/01/18	167,000	166,446
Nippon Teleg&Telep	1.4%7/18/17	36,000	35,983
Nissan Motor	1.5% 3/18 144A	1,265,000	1,261,362
Nmotr	2016-A A2 1.54% 6/21	452,000	449,139
Noble Energy Inc	3.9% 11/15/24	1,500,000	1,509,627
Noble Enrgy Inc	4.15% 12/15/21	1,605,000	1,671,624
Nomura Holdings	2.75% 3/19/19	975,000	983,854
Nordea Bk Ab	2.375% 4/4/19 144	660,000	664,161
Norfolks South	3.25% 12/01/21	20,000	20,521
Novartis Cap Crp	2.4% 9/21/22	715,000	705,444
Nyse Euronext	2% 10/05/17	950,000	955,023
Occidental Petrol	3% 2/15/27	330,000	318,797
Oneok Partners	3.2% 9/15/18	65,000	66,407
Oneok Partners	3.375% 10/01/22	1,145,000	1,148,556
Oneok Partners Lp	2% 10/01/17	160,000	160,435
Oracle Corp	1.9% 9/15/21	5,725,000	5,589,094
Orange Sa	2.75% 2/06/19	1,335,000	1,352,180
People's United	3.65% 12/06/22	995,000	999,506
People's United Bk	4% 7/15/24	405,000	398,478
Pepsico Inc	1.7% 10/06/2021	1,000,000	971,499
Pg&E Corp	2.4% 3/01/19	67,000	67,240
Philip Morris Intl	1.875% 2/21	1,294,000	1,265,352
Philip Mors Int	1.875% 1/15/19	450,000	449,955
Phillips	66 2.95% 5/01/17	375,000	377,083
Plains All/Paa Fin	4.5% 12/26	800,000	810,400
Pnc Bank Na	2.15% 4/29/21	1,000,000	985,921
Pnc Bank Na	2.55% 12/09/21	500,000	499,931
Pnc Bank Na	3.25% 6/01/25	2,150,000	2,143,361
Pnc Bank Na	2.25% 7/02/19	2,530,000	2,544,368
Pnc Bk Na	6.875% 4/01/18	250,000	264,858
Pnc Bk Na Pitts	2.95% 1/30/23	1,040,000	1,023,935
Pnc Bk Pitt Mtn	2.2% 1/28/19	450,000	452,214
Pnc Financial	3.8% 7/25/23	460,000	473,792
Pnc Fund Corp	4.375% 8/11/20	1,200,000	1,276,922
Pnc Funding Corp	5.625% 2/01/17	20,000	20,060
Ppl Cap Fd Inc	3.5% 12/01/22	405,000	413,737
Pricoa Gbl	2.55% 11/24/20 144A	2,000,000	1,998,822
Pricoa Global	1.9% 9/18 144A	300,000	300,797
Principal	1.5% 4/18/19 144A	225,000	222,118

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Principal FdgII	2.2% 4/20 144A	1,355,000	1,343,957
Principal Fin	3.3% 9/15/22	460,000	464,999
Private Export	1.875% 7/15/18	205,000	206,553
Private Export Fd	2.3% 9/15/20	4,010,000	4,086,210
Private Expt Fdg	2.45 7/15/24	290,000	282,144
Progress Ene	4.875% 12/01/19	1,500,000	1,610,039
Pt Holdings Co Inc (Unlist)	0	525	—
Pub Svc Oklahoma	5.15% 12/01/19	27,000	29,020
Public Svc Ent	2% 11/15/21	293,000	283,428
Quebec Province	7.14% 2/27/26	630,000	806,350
Regions Fin Corp	2.25% 9/14/18	250,000	250,777
Regions Finl Corp	3.2% 2/08/21	1,000,000	1,013,338
Reliance Std Lf	2.5% 1/15/20	2,745,000	2,726,658
Reynolds American	2.3% 6/18	168,000	169,039
Reynolds American	2.3% 8/21/17	270,000	271,321
Reynolds American	3.25% 6/20	504,000	516,132
Reynolds American	4% 6/12/22	257,000	268,522
RFCO Sp	10/15/2020	2,180,000	2,035,867
Roper Industries	1.85% 11/15/17	650,000	651,971
Roper Industries	2.05% 10/01/18	609,000	610,956
Roper Technologies	2.8% 12/15/21	651,000	650,028
Roper Technologies	3% 12/15/20	750,000	759,165
Royal Bank Canada	1.5% 7/29/19	1,000,000	986,914
Royal Bk Can Gl	1.5% 1/14/18	860,000	858,695
Royal Bk Can Gl	2.35% 10/30/20	300,000	299,342
Royal Bk Cda	2.2% 7/27/18	500,000	503,253
Royal Bk Of Cda	2.15% 3/15/19	450,000	451,600
Ryder System Inc	2.35% 2/19	1,480,000	1,488,174
San Diego G&E	3% 8/15/21	500,000	513,944
Schlumberg	2.35% 12/21/18 144A	1,134,000	1,143,114
Se Banken	2.375% 3/25/19 144A	3,075,000	3,082,894
Select Income Reit	2.85% 2/18	339,000	340,412
Sempra Energy	1.625% 10/07/19	1,202,000	1,185,935
Sempra Energy	2.4% 3/15/20	445,000	444,101
Ses Gbl Amer	2.5% 3/19 144A	675,000	670,842
Shell Intl	2.25% 11/10/20	550,000	548,804
Shell Intl Fin Bv	2.125% 5/20	1,766,000	1,763,891
Shire Acq Inv Ire	2.4% 9/23/21	2,590,000	2,499,544
Simon Prop Grp	2.35% 1/30/22	175,000	172,474
Simon Property	3.375% 3/15/22	170,000	175,566

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Skandinaviska	2.375% 11/18 144A	1,505,000	1,514,757
Southern Company	2.35% 7/01/21	1,500,000	1,472,855
Ssbk Govt Stif Fund	0	23,177,496	23,177,496
Sstrt	2016-1A A3 1.76% 3/20	481,000	478,194
Stanley Blk Deckr	1.622% 11/18	1,415,000	1,406,003
Stat	15-1A A3 1.42% 9/19	4,500,000	4,499,422
Stifel Fin	4.25% 7/18/24	1,680,000	1,666,518
Sumitomo Bkg	2.25% 7/11/19	785,000	783,746
Sumitomo Bkg	2.45% 1/16/20	1,950,000	1,944,712
Sumitomo Bkg	2.45% 1/10/19	1,235,000	1,241,328
Suntrust	2.35% 11/01/18	1,230,000	1,240,668
Suntrust Banks	2.7% 1/27/22	1,500,000	1,499,127
Svensk Exportkr	1.75% 3/10/21	2,085,000	2,036,742
Svenska Ha Ab P	2.875% 4/04/17	295,000	296,380
Swiss Re Tres	2.875% 12/22 144A	580,000	571,399
Synchrony Fin	2.7% 2/03/20	805,000	802,174
Synchrony Fin	3.75% 8/15/21	640,000	657,229
Synchrony Financl	2.6% 1/15/19	1,200,000	1,205,664
Synct	2015-1 A 2.37% 3/23	748,000	754,746
Synct	2015-3 A 1.74% 9/21	750,000	750,398
Taot	2015-C A3 1.34% 6/19	4,640,000	4,640,239
Taot	2016-A A3 1.25% 3/20	2,800,000	2,794,416
Taot	2016-B A3 1.51% 4/20	1,417,000	1,412,457
Taot	2016-C A3 1.14% 8/20	493,000	489,762
Teva Pharm Ne	1.4% 7/20/18	1,085,000	1,075,973
Teva Pharm Ne	1.7% 7/19/19	939,000	922,188
Teva Pharm Ne	2.2% 7/21/21	3,167,000	3,027,057
Teva Pharm Ne	2.8% 7/21/23	227,000	214,633
Teva Pharm Ne	3.15% 10/01/26	590,000	543,120
Thermo Fisher	2.15% 12/14/18	189,000	189,828
Thermo Fisher	2.4% 2/01/19	2,081,000	2,096,069
Thermo Fisher Sc	1.85% 1/15/18	1,285,000	1,286,696
Time Warner Cab	5.85% 5/01/17W/I	741,000	751,498
Time Warner Cab	8.75% 2/14/19	1,600,000	1,802,482
Time Warner Inc	3.8% 2/15/27	825,000	817,755
Time Warner Inc	4.75% 3/29/21	1,149,000	1,229,914
Time Warnr Inc	4% 1/15/22	15,000	15,558
Tjx Cos Inc	2.75% 6/15/21	411,000	417,767
Toronto Dom	1.4% 4/30/18	1,160,000	1,157,033
Toronto Dom Bank	2.125% 4/07/21	1,000,000	983,861

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Toronto Domin Bk	2.5% 12/14/20	805,000	809,301
Toronto Domini	2.625% 9/10/18	1,930,000	1,959,222
Toronto Dominion	1.8% 7/13/21	1,445,000	1,398,003
Total Cap Cda L	1.45% 1/15/18	451,000	450,905
Total Cap Intl	2.875% 2/17/22	13,000	13,089
Total Cap Intl	2.125% 1/10/19	1,400,000	1,410,637
Total Cap Intl	2.75% 6/19/21	430,000	434,689
Transcanada Pipe	1.625% 11/17	900,000	899,285
Travelers Cos Inc	5.8% 5/15/18	35,000	36,917
Tva	7.125% 5/01/30	240,000	341,299
Ual Pass Thru Etc	9.75% 1/17	70,157	70,381
Ubs Ag Stam	2.375% 8/14/19	3,385,000	3,399,877
Ubs Grp Fndg	4.125% 4/26 144A	1,350,000	1,366,922
Ubsbb	2012-C2 A4 3.525 5/63	447,000	467,708
Ubsbb	2012-C4 A1 0.6728% 12/45	16,817	16,804
Ubsbb	2013-C6 A1 0.805% 4/46	89,274	89,013
Udr Inc Mtn	4.25% 6/01/18	402,000	415,198
Union Pac Corp	5.65% 5/01/17	18,000	18,273
United Health	2.7% 7/15/20	303,000	307,338
United Parcel S	5.125% 4/01/19	2,100,000	2,254,323
Unitedhealth Group	2.125% 3/15/21	600,000	592,477
Unitedhealth Group	3.45% 1/27	1,020,000	1,035,062
Unitedhealth Inc Mtn	4.7% 2/21	2,150,000	2,325,956
Unitedhelth Gr	2.875% 12/15/21	400,000	405,061
Us 10Yr Note	(Cbt)Mar17 Tyh7	(513)	(176,344)
Us 2Yr Note	(Cbt)Fut Mar17 Tuh7	155	9,688
Us 5Yr Note	(Cbt)Fut Mar17 Fvh7	830	136,172
Us Bancorp Med	2.95% 7/15/22	775,000	778,760
Us Long Bond	(Cbt) Mar17 Ush7	(23)	(17,250)
Us Ultra Bond	Fut Mar17 Wnh7	(97)	(93,969)
Usaa Capital	2% 6/01/21 144A	1,000,000	977,974
UST BOND	2.875% 5/15/43	220,000	212,041
UST Notes	1.375% 9/30/20	4,595,000	4,539,557
USTB	0% 1/05/17	235,000	234,995
USTB	0% 6/22/17	235,000	234,313
USTB	2.25% 8/15/46	1,030,000	863,831
USTB	2.50% 2/15/45	290,000	257,706
USTB	2.750% 11/15/42	655,000	617,326
USTB	2.875% 11/15/46	665,000	640,458
USTB	4.25% 11/15/40	6,285,000	7,616,308

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
USTB	4.75% 2/15/41	790,000	1,028,090
USTB	8.125% 8/15/21	795,000	1,011,611
USTN	0.625% 2/15/17	17,000,000	17,004,046
USTN	0.625% 4/30/2018	17,695,000	17,606,897
USTN	0.75% 7/15/19	64,864,300	63,897,662
USTN	0.75% 8/15/19	12,350,000	12,155,031
USTN	0.875% 6/15/19	29,698,000	29,376,816
USTN	0.875% 9/15/19	13,250,000	13,070,993
USTN	1% 5/31/18	14,620,000	14,612,690
USTN	1.125% 6/30/21	3,075,000	2,973,374
USTN	1.125% 7/31/21	934,200	902,180
USTN	1.25% 11/30/18	52,670,000	52,735,258
USTN	1.375% 9/30/18	18,309,000	18,374,619
USTN	1.5% 1/31/19	8,695,000	8,740,057
USTN	1.5% 10/31/19	1,385,000	1,387,704
USTN	1.5% 12/31/18	55,230,000	55,538,901
USTN	1.625% 3/31/19	6,395,000	6,443,851
USTN	1.625% 4/30/19	16,360,000	16,482,684
USTN	1.875% 11/30/21	3,915,000	3,900,550
USTN	2.125% 9/30/21	26,845,000	27,057,022
USTN	0.75% 1/31/18	2,765,000	2,758,994
USTN	0.75% 10/31/17	70,000	69,935
USTN	0.75% 10/31/18	15,735,000	15,618,954
USTN	0.875% 1/15/18	22,525,000	22,513,152
USTN	0.875% 1/31/18	1,465,000	1,463,822
USTN	0.875% 11/30/17	5,365,000	5,365,204
USTN	0.875% 4/15/19	21,580,000	21,379,673
USTN	0.875% 5/15/19	8,875,000	8,787,200
USTN	1% 11/15/19	2,650,000	2,616,846
USTN	1% 12/15/17	2,705,000	2,707,729
USTN	1% 12/31/17	13,330,000	13,339,718
USTN	1% 3/15/19	3,860,000	3,838,426
USTN	1% 9/15/18	1,380,000	1,376,865
USTN	1.0% 10/15/19	7,595,000	7,510,278
USTN	1.0% 8/15/18	4,040,000	4,034,041
USTN	1.125% 1/15/19	18,157,000	18,117,962
USTN	1.125% 12/31/19	24,220,000	23,971,721
USTN	1.25% 10/31/21	1,075,000	1,041,377
USTN	1.375% 1/31/21	10,000,000	9,831,940
USTN	1.375% 12/15/19	36,188,000	36,083,236

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
USTN	1.375% 2/28/19	5,484,000	5,497,957
USTN	1.375% 2/29/20	8,490,000	8,444,697
USTN	1.375% 3/31/20	10,987,000	10,922,968
USTN	1.375% 4/30/20	12,455,000	12,367,043
USTN	1.375% 4/30/21	21,535,000	21,106,475
USTN	1.625% 4/30/23	10,665,000	10,302,817
USTN	1.625% 6/30/19	29,844,000	30,055,833
USTN	1.625% 7/31/20	12,000,000	11,983,716
USTN	1.75% 11/30/21	10,567,000	10,477,667
USTN	1.75% 2/28/22	4,585,000	4,525,487
USTN	1.75% 3/31/22	24,865,000	24,508,013
USTN	1.875% 9/30/17	900,000	906,908
USTN	2% 11/15/26	890,000	854,925
USTN	2% 11/30/22	4,570,000	4,533,998
USTN	2% 12/31/21	17,380,000	17,426,179
USTN	2.125% 11/30/23	1,345,000	1,334,430
USTN	2.125% 12/31/21	1,225,000	1,234,233
USTN	2.125% 5/15/25	480,000	469,890
USTN	2.125% 6/30/22	1,105,000	1,107,693
USTN	2.625% 11/15/20	15,000,000	15,491,955
USTN	3.625% 2/15/21	5,020,000	5,384,231
Ustn Tii	1.375% 1/15/20	4,545,000	5,344,866
Valet	2013-2 A3 0.7% 4/18	119,508	119,393
Valet	2014-1 A3 0.91% 10/22/18	246,343	246,021
Vende	1994-1 2ZB 6.5% 2/24	234,947	258,703
Ventas Rlty Lp/Cap	2% 2/15/18	320,000	320,623
Verizon Com	1.75% 8/15/21	2,535,000	2,429,544
Verizon Com	3.45% 3/15/21	325,000	335,251
Verizon Com	3.5% 11/01/21	995,000	1,026,041
Verizon Com	3.65% 9/14/18	900,000	929,547
Verizon Com	4.5% 9/15/20	2,630,000	2,812,343
Verizon Com	4.6% 4/01/21	1,000,000	1,071,329
Verizon Com	5.15% 9/15/23	8,360,000	9,234,381
Viacom Inc	2.5% 9/01/18	350,000	350,987
Virginia El&Pwr	2.95% 1/15/22	340,000	344,338
Volkswagen	2.125% 11/18 144A	600,000	599,665
Volkswagen Grp	2.4% 5/20 144A	300,000	296,677
VWALT	2015-A A3 1.25% 12/17	429,651	429,686
Wachovia Bk Na Bn	6% 11/15/17	300,000	311,319
Wachovia Corp Mtn	5.75% 2/01/18	2,000,000	2,084,950

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Walgreens Boots	1.75% 5/30/18	593,000	593,502
Watson Pharma Inc	3.25% 10/01/22	700,000	696,368
WBCMT	2006-C26 A1A CSTR 6/45	40,021	39,945
Wellpoint inc	2.3% 7/15/18	327,000	329,084
Wells Fargo	2.5% 3/04/21	2,500,000	2,479,390
Wells Fargo	2.55% 12/07/20	1,080,000	1,080,377
Wells Fargo	2.6% 7/20	500,000	502,527
Wells Fargo	3% 1/22/21	844,000	858,140
Western Gas Part	4% 7/01/22	395,000	401,042
Western Union Co	2.875% 12/17	682,000	688,909
Westpac Banking	1.6% 8/19/19	1,000,000	987,640
Westpac Banking	2.6% 11/20	2,580,000	2,588,390
WFCM	15-Lc20 A3 3.086% 4/50	4,800,000	4,872,987
WFCM	2.528% 10/45	322,000	325,110
WFCM	2013-LC12 A1 1.676% 7/46	477,981	478,871
WFCM	2016-C34 A2 2.741% 5/49	210,000	211,669
WFCM	2016-C35 A2 2.495% 7/48	158,000	158,452
WFCM	2016-C37 A2 3.03% 12/49	357,000	367,478
WFCM	2016-Lc25 1.795% 12/15/59	303,000	301,040
WFRBS	13-C12 Asb 2.838% 3/48	90,000	91,623
WFRBS	13-C13 A1 0.778% 5/45	60,721	60,547
WFRBS	13-C14 A1 0.836% 6/15/46	28,598	28,569
WFRBS	13-C16 Asb 3.963% 9/46	191,000	202,610
WFRBS	2011-C3 A4 4.375% 3/44	569,000	610,211
WFRBS	2012-C8 A2 1.881% 8/45	195,965	196,290
WFRBS	2013-C14 A2 2.133% 6/46	190,000	191,057
Williams Partners	3.6% 3/15/22	545,000	547,349
Wisconsin Energy	2.45% 6/15/20	218,000	218,015
WOART	15-B A2B 1Ml+40 7/19	1,283,091	1,284,317
WOART	2013-B A3 0.83% 8/18	364,160	364,085
WOART	2014-B A3 1.14% 1/20	1,269,561	1,268,417
Wols	2015-A A3 1.54% 10/18	560,000	560,522
WPACBKG	1.6% 1/12/18	1,000,000	999,109
Wrap Contracts	Wrap Contracts	—	184,635
Wrigley (Wm.) J	2% 10/17 144A	340,000	341,691
Wyndham Worldwide	2.5% 3/18	390,000	393,237
Xerox Corp	2.75% 3/15/19	554,000	553,850
Xerox Corp	2.95% 3/15/17	270,000	270,810
Xylem Inc	4.875% 10/01/21	400,000	431,437
Zimmer Holdings	3.15% 4/01/22	2,000,000	1,992,486

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Zoetis Inc	3.45% 11/13/20	106,000	108,712

Adjustment to Contract Value			(15,769,306)

Total Investment Contracts			$1,844,304,082

Registered Investment Companies
* Fidelity Investments Money Market Government Portfolio Institutional Class Fund	Money Market Fund	843,924,693	843,924,693
Janus Balanced N Fund	Blended Based Fund	48,736,729	1,426,036,701
Oppenheimer Developing Markets Fund	Equity Based Fund	3,722,631	118,975,274
Pimco Total Return Institutional Fund	Fixed Income Based Fund	48,259,094	484,038,713
Principal Diversified Real Asset Fund	Blended Based Fund	1,118,687	12,081,818
T. Rowe Price Institutional Small-Cap Stock Fund	Equity Based Fund	27,501,732	602,012,920
Vanguard Institutional Total Stock Market Index Fund Institutional Plus Shares	Equity Based Fund	45,522,620	2,292,063,903
Vanguard REIT Index Inst	Equity Based Fund	11,430,819	206,783,516

Total Registered Investment Companies			$5,985,917,538

Self-Directed Brokerage Account	Various	—	$528,817,922

Common Collective Trust
Harris Associates Oakmark Global Collective Fund	Equity Based Fund	15,842,984	237,011,038
Northern Trust Collective Aggregate Bond Index Fund - DC – Non-Lending	Fixed Income Based Fund	10,424,898	1,088,672,102
Northern Trust ACWI ex-US Fund - DC NonLending(a)	Equity Based Fund	12,506,552	1,199,753,538
Northern Trust Collective Russell 2000 Index Fund - DC - Non-Lending	Equity Based Fund	6,509,384	840,491,685
Northern Trust Collective S&P 500 Index Fund - DC - Non-Lending	Equity Based Fund	21,299,032	2,570,154,196

Total Common Collective Trusts			$5,936,082,559

Raytheon Company Common Stock
* Raytheon Company	Raytheon Common Stock	11,423,906	1,622,194,652
Total Raytheon Company Common Stock			$1,622,194,652

Total Investments			$15,917,316,753

* Participant Loans	3.25%-9.50%		$216,286,658

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value

Total Investments At Contract Value Including Participant Loans			$16,133,603,411

*Party in interest

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: June 14, 2017

RAYTHEON SAVINGS AND INVESTMENT PLAN

By:	/s/ Michael J. Wood
Michael J. Wood
Vice President, Controller and Chief Accounting Officer
Principal Accounting Officer

EXHIBIT INDEX

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.